EXhibit 99.1

ABOUT THIS DOCUMENT

This document, which is dated March 6, 2023 and appears as Exhibit 99.1 to our Form 6-K, filed with the United States Securities and Exchange Commission (the “SEC”) on March 6, 2023, is intended to be incorporated by reference into the prospectus dated December 19, 2022, included in our registration statement No. 333-268709 on Form F-3 (the “Registration Statement”), and any future prospectus filed by us with the SEC to the extent such prospectus states that it incorporates by reference this document.

We have historically conducted our business through Sono Motors GmbH, which became a wholly- owned subsidiary of Sono Group N.V. after a corporate reorganization: We were incorporated pursuant to the laws of The Netherlands as Sono Motors Finance B.V. on October 23, 2020 as a wholly-owned subsidiary of Sono Motors GmbH. As part of the corporate reorganization that was completed on November 27, 2020, our then-existing shareholders contributed all of their shares in Sono Motors GmbH to Sono Motors Finance B.V. in exchange for newly issued ordinary shares of Sono Motors Finance B.V. In addition, the sole issued and outstanding ordinary share in Sono Motors Finance B.V. at that time, which was held by Sono Motors GmbH, was canceled (ingetrokken). As a result, Sono Motors GmbH became a wholly-owned subsidiary of Sono Motors Finance B.V. and the then-existing shareholders of Sono Motors GmbH became the shareholders of Sono Motors Finance B.V. Also on November 27, 2020, Sono Motors Finance B.V. was converted into a public company with limited liability under Dutch law (naamloze vennootschap), and changed its legal name from Sono Motors Finance B.V. to Sono Group N.V. A portion of the newly issued ordinary shares of Sono Group N.V. was also converted into high voting shares in the share capital of Sono Group N.V.

Immediately prior to the pricing of our initial public offering (“IPO”) on November 16, 2021, we issued additional ordinary shares to all of our existing shareholders, having the effect of a share split. Each of our existing shareholders received 0.71 additional ordinary shares per ordinary share or high voting share held by them immediately prior to the pricing of our IPO, rounded down to the nearest integer. This resulted in an issuance of 25,468,644 ordinary shares to our existing shareholders. These ordinary shares were issued for no consideration. The nominal value of these ordinary shares was charged against our reserves.

Unless otherwise indicated or the context otherwise requires, all references in this document to “Sono Motors,” the “Company,” “we,” “our,” “ours,” “ourselves,” “us” or similar terms refer to (i) Sono Motors GmbH, together with its subsidiary Sono Motors Finance B.V. at that time, prior to the further implementation of the aforementioned corporate reorganization, (ii) Sono Motors Finance B.V., together with its subsidiary, as of the completion of the exchange of all ordinary shares in Sono Motors GmbH for newly issued ordinary shares in Sono Motors Finance B.V. and prior to the conversion of Sono Motors Finance B.V. into Sono Group N.V. and (iii) Sono Group N.V., together with its subsidiary, after the aforementioned corporate reorganization, in which Sono Motors Finance B.V. was converted into Sono Group N.V.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Exchange Act that relate to our current expectations and views of future events. These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “believe,” “may,” “will,” “expect,” “estimate,” “could,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar or comparable expressions. These forward-looking statements include all matters that are not historical facts. Forward-looking statements contained in this prospectus include, but are not limited to, statements about:

●	our strategies, plan, objectives and goals, including, for example:

o	the successful implementation and management of the pivot of our business to exclusively retrofitting and integrating our solar technology onto third party vehicles;

o	the successful development and launch of the serial production and sales of our solar technology and other innovations and the continuous advancement of our current technologies and development of new technologies; and

o	the intended sale of Sion passenger car project and assets related thereto to finance the pivot and our continuing operations;

●	our ability to raise the funding required to further develop and refine our solar technology and business and reach market readiness as well as to continue as a going concern;

●	our future business and financial performance, including our ability to turn profitable, scale our operations and build a well-recognized and respected brand cost-effectively;

●	our ability to achieve customer acceptance of and demand for our products, including by developing and maintaining relationships with key business partners who are crucial for our operations or who directly deal with end users in our target market;

●	our expectations regarding the development of our industry, market size and the regulatory and competitive environment in which we operate.

These forward-looking statements are subject to known and unknown risks, uncertainties and assumptions, many of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. We caution you that forward-looking statements are not guarantees of future performance and that our actual results of operations, financial condition and liquidity, and the development of the industries in which we operate may differ materially from those made in or suggested by the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition and liquidity, and the development of the industries in which we operate are consistent with the forward-looking statements contained in this prospectus, those results or developments may not be indicative of results or developments in subsequent periods. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” in this document and in any applicable prospectus, prospectus supplement or free writing prospectus, and those included in the documents that we incorporate by reference therein.

You should read this document carefully with the understanding that our actual future results may be materially different from and worse than what we expect. The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this document, including the uncertainties and factors discussed under “Risk Factors” herein and the documents that we have filed as exhibits to the registration statement, into which this document is incorporated, completely and with the understanding that our actual future results or performance may be materially different from what we expect. All forward-looking statements made in this prospectus are qualified by these cautionary statements.

Comparison of results between current and prior periods are not intended to express any future trends, or indications of future performance, unless expressed as such, and should only be viewed as historical data.

RECENT DEVELOPMENTS

On February 24, 2023, we announced our decision to terminate our Sion passenger car program due to a lack of available funding and to pivot our business model to exclusively retrofitting and integrating our solar technology onto third party vehicles. We currently seek to sell the Sion project, potentially together with our car-sharing and ride-pooling application.

Also on February 24, 2023, we announced a payback plan to reimburse reservation holders for advance payments made in three installments over the next two years. Reservation holders who accept the payment plan will receive a one-time bonus of 5% on the amount of the advance payment to be paid with the third installment. As of March 5, 2023, reservations holders representing approximately 73% of the total advance payments received from customers accepted the proposed payment plan and reservations holders representing approximately 2% of the total advance payments have waived repayment. As of March 5, 2023, we had repaid approximately €1.0 million of received repayment requests and had approximately €1.3 million in outstanding repayment requests. We target repayment of any outstanding claims within 14 calendar days of receipt of the individual claims.

In light of our decision to terminate the Sion passenger car program and given that engineering and development for the Sion and our proprietary solar technology account for more than 60% of our workforce, we notified around 250 employees about the termination of their employment with us. In the context of the termination of the Sion passenger car program, our chief operating officer Thomas Hausch informed us of his decision to step down from his role as Managing Director of Sono Motors GmbH and from his role as Managing Director of the Company. He intends to continue to support the Company’s transition over the next months.

For more information on these recent developments and their impact on our business and financial performance as well as associated risks, see “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” in the following.

Risk Factors

You should carefully consider the risks and uncertainties described below and the other information in this document, in our most recent annual report on Form 20-F and in our other reports on Form 6-K filed with the United States Securities and Exchange Commission (the “SEC”) before making an investment in our securities. Our business, financial condition or results of operations could be materially and adversely affected if any of these risks occurs, and as a result, the market price of our ordinary shares could decline and you could lose all or part of your investment.

This document also contains forward-looking statements that involve risks and uncertainties. See “Information Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements as a result of certain factors, including the risks facing our Company.

Risks Related to Our Industry

Our success and future growth is dependent upon the market’s willingness to adopt solar-powered mobility solutions.

The demand for and our ability to successfully market our proprietary solar technology and innovations will highly depend upon the demand for and adoption of electric mobility solutions in general and solar e-mobility solutions in particular. The market for electric mobility, and particularly solar-powered e-mobility, is still rapidly evolving, characterized by rapidly changing technologies, price and other competition, evolving government regulation and industry standards, as well as changing or uncertain consumer demands and behaviors. Continuing technological changes in battery or other vehicle technologies will have an impact on the adoption of our solar technology solutions and products. Factors that may influence the adoption of e-mobility in general, and demand for our solar technology solutions in particular, include:

●	perceptions about the effectiveness of solar technology deployed in electric vehicles;

●	perceptions about the quality, safety, design, performance and cost of electric vehicles in general and solar technology solutions in particular, especially if adverse events or accidents occur that are linked to the quality or safety of electric vehicles or solar technology solutions;

●	advancements in battery technology, including the range limit over which electric vehicles may be driven on a single battery charge and the speed at which batteries can be recharged;

●	significant developments in new alternative technologies, such as hydrogen fuel cell technology;

●	improvements in the fuel economy of internal combustion engines;

●	the availability of and service for vehicles using advanced mobility technologies;

●	the degree of environmental consciousness of consumers;

●	access to charging stations, standardization of electric vehicle charging systems and consumers’ perceptions about convenience and cost to charge an electric vehicle;

●	changes in the relative cost of electricity, oil, gasoline and hydrogen;

●	government regulations and economic incentives promoting fuel efficiency and alternate forms of energy;

●	the availability of tax and other governmental incentives promoting e-mobility or future regulation requiring increased use of nonpolluting mobility solutions; and

●	macroeconomic factors.

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Solar-powered e-mobility solutions largely remain commercially unproven. Our solar-powered mobility solutions may therefore not be as well accepted by the market as expected, or may not be accepted at all, and may not be able to claim the market position we hope for.

Developments in vehicle technology may adversely affect the demand for solar-powered mobility solutions.

Our industry is rapidly evolving and we expect competition to intensify in the future in light of regulatory initiatives and promotion, advancement of and increased demand for various alternative fuel technologies and continuing consolidation in the worldwide automotive industry. Significant developments in alternative technologies, such as hydrogen fuel cell technology, advanced diesel, ethanol, or compressed natural gas or improvements in the fuel economy of the internal combustion engine, may materially and adversely affect solar e-mobility and demand for our products. Other fuels or sources of energy may emerge as customers’ preferred alternative to solar e-mobility. Developments in battery technology, such as solid state batteries, may make solar technology superfluous. In addition, any developments that extend the battery range of BEVs or any increases in the amount of renewable energy in the grid could increase the efficiency of BEVs and make them more fossil-free, which could negatively impact customer demand for solar range extension. Any such development could threaten the successful commercialization of our solar technology and other innovations. Any failure by us to develop new or enhanced technologies or processes, or to react to changes in existing technologies or innovations of competitors, could result in the loss of competitiveness or negatively impact revenue and our business prospects.

The mobility market is highly competitive and we may not be able to successfully commercialize our proprietary solar technology in time or at all.

The mobility market in general, and the market for alternative mobility solutions in particular, are highly competitive and continuously evolving. We are not the only company seeking to develop and offer solar-powered mobility solutions. Numerous competitors strive to offer mobility and e-mobility solutions to the mass market and several other market players are currently experimenting with or intend to commercialize solar charging technology, including manufacturers with established brands and significantly greater financial resources than us. Some of our competitors benefit from greater financial resources, more extensive development, manufacturing, marketing and service capabilities, owned manufacturing assets, greater brand recognition and a larger number of managerial and technical personnel. Smaller existing or future competitors may be acquired by larger companies with significant capital or other resources, thereby further intensifying competition with us. Competitors’ technologies may provide customers with material competitive (technological) advantages compared to our own offering, such as more attractive prices or better performance. As a result, we may experience a significant reduction in potential market share and expected revenue streams, which could impact our ability to successfully market our solar technology.

We expect competition in our industry to intensify in the future, particularly in light of increased demand for alternative fuel and a regulatory push for e-mobility (e.g., CO2 target emission regulations and tax or other monetary incentives), as well as declining battery prices. Continuing globalization may lead to additional potential competitors in emerging economies. Factors affecting competition include manufacturing efficiency, product prices and quality, performance and features, innovation and development time, reliability, safety, energy economy, charging options, customer service and financing terms. Increased competition may lead to lower product sales and increased inventory, which may result in price pressure. We may not be able to successfully compete in our markets. For example, competitors may achieve competitive advantages and provide mobility or e-mobility solutions before we reach market readiness or with a performance profile superior to our offering.

Demand in our industry is highly volatile.

The markets for mobility and e-mobility solutions in which we plan to compete have been subject to considerable volatility in demand. Demand for mobility solutions and therefore our products depends to a large extent on general, economic, political and social conditions in a given market and the introduction of technologies and new vehicles. Difficult macroeconomic conditions, such as inflation or recessions, interest rate uncertainties, economic sanctions, spending reductions by businesses or a decline in consumer confidence as a result of the COVID-19 pandemic, could have a material adverse effect on demand for our products. As a new provider of solar-powered mobility and e-mobility solutions, we have significantly less financial resources than more established market players to withstand changes in the market and disruptions in demand or to maintain operations as we seek to reach establishment of our brand and significant sales.

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Risks Related to Our Business and Operations

We are an early-stage company with a history of significant losses that recently adapted its business model and expect continuing losses for the foreseeable future, which lead to continued reliance on significant external financing and raise substantial doubt about our ability to continue as a going concern.

Although we have realized first revenues from certain of our solar technology products, such sales were, and at least in the short term are expected to remain, only marginal and will not be sufficient to support our operations and cash requirements until we have fully implemented our revised business strategy of solely focusing on solar technology products and innovations and have significantly scaled our operations. We are still in the early development phase with respect to our solar technology products and have yet to start commercial production. So far, we only entered into several letters of intent with several potential customers but have not concluded binding commercial contracts. While we seek to incrementally increase monetization of our technology, we do not expect to generate any material revenue in the short to medium term. Our result for the nine months ended September 30, 2022 was a loss for the period of €104.5 million and our estimated result for the year ended December 31, 2022 is a loss for the period of €140.8 million (subject to the ongoing audit of our financial results, the impact of the revisions to our business model and certain other adjustments, which may impact the financial results and statements for 2022). We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €251.6 million as of September 30, 2022 compared to €147.1 million as of December 31, 2021. We will continue to incur significant expenses as we seek to further develop, expand and refine our solar technology. We will also incur expenses related to preparations for the commercialization of our technology, increasing our sales and marketing activities with the goal of building our brand, and adding infrastructure and personnel to support our growth. In addition, we currently incur various expenses from, for example, general administrative functions, our headquarters and costs relating to being a public company. We will not be able to cover our expenses with revenues at least until we complete the development and start the commercialization of our solar technology and significantly increase the scale of our operations. We expect to incur additional substantial expenses in the foreseeable future. The activities related to our solar technology and the development of our business may result in prolonged losses. There is no guarantee that we will reach meaningful revenue levels or profitability or even that we will be able to continue as a going concern. Our ability to reach profitability in the future will not only depend on our ability to successfully implement the change in our business to exclusively retrofitting and integrating our solar technology onto third party vehicles and to successfully complete the development of and commercialize our solar technology but also on our ability to control our expenses and capital expenditures and manage our costs efficiently. If we are unable to achieve profitability, we may have to reduce the planned scale of our operations, which may impact our business growth and adversely affect our financial condition and results of operations. In addition, our continuous operation and our ability to continue as a going concern depend on our ability to obtain sufficient external equity or debt financing. If we do not succeed in doing so, we may need to curtail our operations, which could adversely affect our business, results of operations, financial position and cash flows.

We expect to continue to generate operating losses for the foreseeable future until we complete the development of our solar technology and significantly scale our operations. Until then, our ability to continue as a going concern is largely dependent on our ability to raise additional funds through debt or equity transactions or other means. It is uncertain if sufficient financing can be obtained to continue as a going concern. Our auditors have expressed substantial doubt about our ability to continue as a going concern and the next auditors’ report to be issued is expected to express an opinion that our capital resources as of the date of the audit report will not be sufficient to sustain operations or complete our planned activities, including for the year 2023, unless we raise additional funds. Please also refer to Note 3 to the interim condensed consolidated financial statements included as Exhibit 99.1 to our Form 6-K filed with the SEC on December 9, 2022.

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There is no historical basis for reliably assessing the market potential and demand for our products, our ability to develop, manufacture, and deliver our products at commercial scales, or our future profitability. There can be no assurance that any of our products will be commercially successful or that we will be able to scale our operations. We have no reliable basis for the prediction of our future revenues and expenses, and we may have limited insight into future trends that may emerge and affect our business. We need substantial funding for capital expenditure and additional development activities until the start of commercial production. The estimated costs and timelines that we have developed to reach commercial production of our products are subject to inherent risks and uncertainties involved in the transition from a start-up company focused on development activities to the commercial-scale manufacture and sale of our products. Our recent decision to terminate our Sion passenger car program and to adapt our business model to exclusively retrofitting and integrating our solar technology onto third party vehicles poses additional risks. You should therefore consider our business and prospects in light of the risks and challenges we face as a new market entrant, including, but not limited to:

●	our ability to successfully implement and manage the change of our business to exclusively retrofitting and integrating our solar technology onto third party vehicles;

●	our ability to successfully develop and launch commercial production and sales of our solar technology and other innovations and to continuously advance our current technologies and develop new technologies;

●	our ability to obtain, maintain and protect patents and other intellectual property rights that are crucial to our solar technology and commercialization efforts in our target markets;

●	our ability to raise the funding required to further develop and refine our solar technology and business and reach market readiness;

●	customer acceptance of and demand for our products;

●	our ability to turn profitable, scale our operations and build a well-recognized and respected brand cost-effectively;

●	our ability to develop and maintain relationships with key business partners who are crucial for our operations or who directly deal with end users in our target market;

●	our ability to navigate the evolving regulatory environment and potentially expand our product line-up;

●	our ability to improve and maintain our operational efficiency, set up and manage our supply chain efficiently and adapt to changing market conditions, including technological developments and changes in our competitive landscape; and

●	our ability to find the necessary qualified personnel, build up and scale functioning structures within our Company as well as manage our growth effectively.

We are exposed to risks and subject to substantial costs related to the recent change of our business model.

Our decision to terminate our Sion passenger car program and to change our business model to exclusively retrofitting and integrating our solar technology onto third party vehicles exposes us to various legal, practical and operational risks and substantial costs. There is no guarantee that this change in our business model will result in the targeted profits, benefits or business prospects we hope for. As a result of the revisions to our business model, we have to amend our internal structures and organization, which is a challenging and time-consuming process that may negatively affect our daily operations and may not lead to the desired streamlining of our processes. In addition, the change of our business model may lead to negative publicity, undermine confidence in our business plan and seriously damage our reputation. Our stock price sharply decreased after the public announcement of our decision to terminate the Sion passenger car program and focus on solar technology and our stock price may remain subject to volatility, which, in turn, may negatively affect investor confidence, our credit rating, access to capital markets and our market capitalization. In case our stock price would fall below a certain floor price for five days within a seven-days-period, this would constitute a triggering event under the terms and conditions of convertible debentures recently issued by the Company and result, amongst others, in premature payment obligations and increased interest rates, which could additionally strain our financial condition. In addition, we may trigger an event of default under the terms and conditions of convertible debentures recently issued by the Company should we decide to invoke the preventive restructuring framework available under German law, for example to partially or fully postpone payment claims by suppliers or reservation holders. There is no guarantee that we adequately analyzed the market for mobility and e-mobility solutions and the relevant competitive environment and that we accurately assessed and balanced or took into account all factors relevant for our decision to revise our business model and focus on our solar technology. The change of our business model makes us dependent on a limited number of large business customers and their satisfaction with our products. At the same time, competitors may be ahead of us and commercialize similar mobility solutions based on solar technology at larger scales before we reach market readiness. We intend to sell our Sion passenger car project and assets related thereto to finance the change in our business model and our continuing operations but there is no guarantee that we will be able to identify a suitable buyer and sell the project at favorable terms or at all.

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In addition, approximately 21,000 customers had placed reservations for the Sion with an average down payment of around €2,000. According to our terms and conditions, our customers have the right to cancel their reservations without penalty until the time at which we would ask them to sign a binding purchase agreement for a Sion, and to date none of our customers has entered into a binding purchase agreement with us for our vehicles. In the event of a customer’s cancellation within their allowed cancellation period, we are obligated to refund any advance payments already paid in connection with the reservation. We expect that most of our customers’ reservations will be canceled sooner or later, which therefore exposes us to the risk of material payment obligations that could significantly impact our liquidity. We are currently evaluating feasible options to manage our customer relationships and the cancellation of reservations and have offered our customers a payback plan to reimburse reservation holders in various installments. As of March 5, 2023, reservation holders representing approximately 73% of the total advance payments received from customers have accepted the proposed payment plan. However, the settlement of such customer relationships is complex, time consuming and subject to practical and legal challenges. There is no guarantee that we will be successful in compensating or reaching an agreement with all relevant customers and we may be subject to claims and litigation, which may negatively affect our financial position, brand and reputation. Management made certain assumptions concerning the amount of net repayments to be effected in 2023 and the amount of net deposits that will not be claimed back. There is no guarantee that these assumptions are correct. Any deviation may negatively affect our liquidity situation. Prior to our decision to terminate our Sion passenger car program, we ran a special community campaign (“#savesion”). The goal of the campaign was to raise approximately €105 million. The goal was not achieved. Commitments made during the campaign were intended to be collected only if the campaign was successful. A payment services provider collected less than €1 million in commitments during the campaign. These proceeds have neither been disbursed to us nor refunded to the persons who made the commitments. We are actively working with the payment services provider to effect these refunds. There is a risk that we have to make these refunds from our own resources and may only get paid by the payment services provider at a later point in time, if at all. Any failure to effect these refunds in a timely manner may negatively impact our reputation.

Furthermore, the change of our business model caused relationships with various business partners to become obsolete, including our relationships with Valmet Automotive as intended third-party manufacturer for our electric vehicle and various suppliers and service providers. We seek to consensually terminate or settle the relevant relationships, but there is no guarantee that we can convince our business partners to do so without being subject to material claims, liabilities or lawsuits. We may be subject to ongoing payment and other obligations under existing agreements depending on the availability of termination rights and notice periods or should we not be able to successfully terminate them in time or at all. In addition, we may be held liable or obligated to pay damages even if we have only maintained pre-contractual relationships with relevant third parties.

We have also laid off around 250 employees in connection with the change in our business model in order to downsize our workforce and may decide to terminate additional employees. We therefore may be involved in a large number of lawsuits for wrongful termination and exposed to substantial liability claims. Additional employees may, in turn, deliberately decide to leave us due to various reasons. This may result in an understaffing of our entire organization or certain of its departments, which may adversely affect our daily operations and the realization of our projected timelines, particularly if key areas such as our research and development, tax, accounting, procurement, human resources or legal departments are affected. This risk is exacerbated due to the lack of qualified personnel in our industry. Our efforts to downsize our workforce may be unsuccessful should terminations prove to be ineffective or successfully challenged in the course of legal proceedings, which may negatively affect our cost base. Irrespective of our success in terminating all relevant employment relationships, employees may have long-lasting claims against us, for example, under our employee participation programs, and we may be liable for substantial social security contributions for a prolonged time. Employees who deliberately leave us or are terminated may assert ownership in key intellectual property rights or other assets, which may significantly impair our ability to realize our business plan and commercialize our solar technology. In addition, former employees may engage in retaliatory actions by intentionally damaging our reputation, reporting false facts, disclosing trade secrets or other confidential information or destroying our personal property or assets. In the context of the termination of the Sion passenger car program, Thomas Hausch informed us of his decision to step down from his role as member of our management board. Additional members of our management or supervisory board may decide to resign, which may further impair our reputation or result in non-compliance with relevant stock exchange rules.

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The change in our business model and the related termination of approximately 250 employees may also result in investigations by authorities, including, for example, employee protection organizations, consumer protection agencies or financial supervisory authorities with respect to issued securities, that ultimately may lead to fines, governmental orders or other negative measures. Any of the foregoing could adversely affect our business, financial position, brand and reputation.

Our ability to develop solar technology is unproven and we may fail to further develop and realize the commercialization of our solar technology within the intended timeframe, budget or at all.

We are at an early stage in the development of our solar technology and our success will depend in large part on our ability to execute our plans to develop and commercialize our proprietary solar technology at large scale. Our industry is characterized by rapid technological evolution and continuing technological changes, particularly with respect to battery and other electric vehicle technologies, could adversely affect demand for our products. However, the successful development and commercialization of our solar technology remains subject to various risks. Our development efforts may not be successful and we may not be able to realize all advertised specifications of our technology such as, for example, the effectiveness of our solar modules and the solar based range of vehicles offered by it. In addition, we face issues obtaining relevant components and raw materials in sufficient quantity and in a timely manner due to still noticeable effects resulting from COVID-19-related lockdowns. We further have to secure the supply of necessary components and raw materials on acceptable terms. For example, lock-downs in China resulted in the limited availability of semiconductor chips, which could also impact our ability to reach the start of production on our anticipated timeline. In addition, our maximum power point tracker central unit (“MCU”) is a key component of our solar kits and is still subject to ongoing development. Due to the early stage of the MCU development, we are not yet in a position to order relevant components for the further development of the MCU from suppliers in advance, which may further delay the development of our solar technology. We may also have to change specifications of relevant components on short notice, which may make it impossible for suppliers to deliver required parts in time, at all or at pre-agreed costs, which may, in turn, put our envisaged timelines or projects at risk. We will also need to engage in substantive field testing and safety activities, which we have not yet started. Our products also have to meet stringent and constantly evolving safety and certification requirements, potentially in various jurisdictions, and there is no guarantee that our products or vehicles equipped with our solar kits will receive the required certification from relevant authorities. For example, we plan to have our MCU certified according to automotive standards; there can be no assurance that we actually achieve this certification. In order to keep our timeline, some of these testing and safety activities will have to take place in parallel, leaving little to no room for error. We will also need to ensure that our solar technology and specifications can be applied to production at commercial scale. Given the complexities involved in developing and preparing our solar technology for the mass market, there is no guarantee that we will be able to finalize its development within the intended timeframe or budget. Manufacturers often experience delays in the release of new complex technologies or products and any further delay in the financing, development or regulatory approval of our solar technology could materially damage our brand, business, prospects, financial condition, results of operations, and cash flows, and could lead to material liquidity constraints.

We previously decided that it is not feasible for us to further pursue the development and commercialization of our electric vehicle Sion. However, there is no guarantee that this change and emphasis of our business activities proves successful and we may also conclude that the further development and commercialization of our solar technology is not feasible. We may decide to abandon this project, due to, for example, a change in the regulatory framework, lack of feasibility, engineering issues, lack of skilled research and development or other personnel, lack of supplier capacity or availability, lack of customer demand or our inability to secure sufficient capital. In such a case, we may not be able to amortize any investments made until the relevant point in time at which such a decision is made. We may have invested significant resources and time into the development of our technology or other mobility and e-mobility solutions and may also have entered into contractual arrangements with suppliers or other partners in such a context under which we may be subjected to continuous payment or other obligations irrespective of our decision to abandon the relevant underlying project. Any such decision to discontinue the development or commercialization of our technology or any of our solutions would lead to significant losses.

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Even if we finalize our solar technology and launch commercial production, we may find engineering errors, defects or areas that need improvement. Also, technological changes or changes in supplier components may require us to change our technology. There can be no assurance that we will be able to implement any such changes in a timely manner or that these changes will not trigger any follow-on issues. Our solar technology may not be as well received, functional or efficient as expected and we may face significant competition with respect to our solar technology. We intend to monetize our technology based on licensing arrangements with third parties and royalty payments, which requires patent-based or similar legal protection and there is no guarantee that we will obtain such protection in a timely manner, in the relevant jurisdictions or at all. Employees who we have terminated may challenge our ownership in relevant patents or other intellectual property; there is no guarantee that any such challenges will not be successful. We may fail to identify technical innovations that could be patentable and, accordingly, may fail to protect them via patents.

Our solar technology may not be fully functional or available on our anticipated schedule or at all, and may remain unproven and pose additional risks.

The functionality, usability and availability of our solar technology and other solutions in day-to-day use and at scale is largely unproven. Our technology has not yet been tested in industrial production. The relevant production machines that turn our solar technology into actual products at industrial scale have not yet been fully developed and will be custom made based on specifications that we define in order to meet the requirements of our complex solar module technology. There is no guarantee that our products will initially perform as expected under real conditions or that we will be able to detect and fix any potential weaknesses in our technology and solutions prior to commencing commercial production. For example, our solar module technology may not provide the expected efficiency or range advantage compared to traditional BEVs or may be less reliable or more expensive to produce than expected. In addition, our solar modules may be subject to accelerated corrosion due to the impact of thermal expansion. An early prototype version of our integrated solar modules rippled and showed optical deviations when intensely exposed to the sun for an extended period of time. While we believe that we have found the reason for these issues, we cannot guarantee that they will not recur. In addition, partial exposure of our solar modules to sun may cause sections not exposed to sun to become very hot, which may lead to bodily harm should persons touch these sections. Defects in our integrated solar modules may cause fires and injuries. Also, any of our hardware or software solutions may contain errors, bugs, vulnerabilities or design defects or may be subject to technical limitations that may compromise the functionality of our offering. Some errors, bugs, vulnerabilities, or design defects inherently may be difficult to detect and may only be discovered after industrial commercialization of our technology has begun. Additional risks may result from the use of any of our solutions in jurisdictions where such use is not lawful and which we may not successfully control. For example, our solar module technology may be used or commercialized by any of our licensees in jurisdictions where the use of such solution may not be lawful or subject to additional regulatory requirements, which may potentially expose us or individuals to significant liability risks or negatively affect our brand.

We depend on the adequate protection of our intellectual property, which can be difficult and costly.

We seek to sell and license our proprietary solar technology and other solutions to business customers and invest significant resources in their development. The protection of our proprietary solar technologies and other innovations is therefore critical to our business and the commercial success of our products. We hold several patents relating to our technological innovations, such as our solar module technology and our energy management system for vehicles. To establish and protect our rights in our technology, we rely on a combination of patents, trade secrets (including know-how), copyrights, trademarks, intellectual property licenses, employee and third-party nondisclosure agreements and other contractual rights. Any failure to obtain, maintain, protect, and monitor the use of our existing intellectual property rights could result in the loss of valuable technologies or material business opportunities.

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The measures we take to protect our intellectual property from unauthorized use by others, including current or former suppliers, partners or employees, may not be effective for various reasons. Any patent applications we submit may not result in the issuance of patents, the scope of our issued patents may not be broad enough to protect our proprietary rights or our issued patents may be challenged and/or invalidated by our competitors. Any successful challenge to any of our intellectual property rights, including by competitors or current or former employees, could deprive us of rights necessary for the successful commercialization of our solar technology and innovations. Challenges to our patents could impair or eliminate our ability to collect future revenues and royalties. The patent prosecution process is expensive, time consuming and complicated, and we and our future licensors may not be able to file, prosecute or maintain all necessary or desirable patent applications at a reasonable cost or in a timely manner or in all jurisdictions where protection may be commercially advantageous. It is also possible that we and our future licensors may fail to identify patentable aspects of our research and development output before it is too late to obtain patent protection. We filed and intend to continue to file trademark applications in relevant jurisdictions but may be unable to register our trademarks or otherwise protect them. For example, we have failed in some jurisdictions to obtain protection for our circle with a dot in the middle, if it is not combined with other distinctive elements. In China, our trademark application for our circle with a dot in the middle, the Sono name, and the combination of the Sono name and our circle with a dot in the middle has been objected to. In the United States, our application to register “Driven by the Sun” as a trademark has been denied. In addition, we are in ongoing discussions with an American developer and manufacturer of audio products, who filed oppositions against various trademarks that were filed by us after a rebranding process, and a producer of telescopic sights has also filed oppositions against the same trademarks that were filed by us after the rebranding process. With both opponents, we are in negotiation to find an amicable solution. Therefore, for the oppositions that have been filed by these opponents, an extension of the cooling-off period has been filed. Our efforts to register a trademark may be subject to opposition and if a third-party were to register our trademarks, or similar trademarks, in a jurisdiction where we have not successfully registered such a trademark, it could create a barrier to the successful commercialization of our products. For example, in Europe, there are on-going attempts to register the Company’s slogan or other marks in relation to transport vehicles by land, air, or water. Failure to adequately protect our intellectual property rights could result in our competitors offering similar products, potentially resulting in the loss of some of our competitive advantage as well as a decrease in our revenue, which would adversely affect our business, prospects, financial condition and operating results.

Even if we hold valid and enforceable patents or other intellectual property rights, the legal systems of certain countries, including certain developing countries, may not favor the enforcement of these rights or otherwise offer the same degree of protection as do the laws in the EU or United States, which could make it difficult for us to stop the infringement, misappropriation, or other violation of our patents or other intellectual property rights. Further, policing the unauthorized use of our intellectual property in various jurisdictions around the world may be difficult and require significant resources.

We have applied for patent protection relating to our technological innovations in certain jurisdictions. While we generally consider applying for patents in those countries where we intend to make, have made, use, sell or license patented products, we may not accurately assess all the countries where patent protection will ultimately be desirable. If we fail to timely file a patent application in any such country, we may be precluded from doing so at a later date. Furthermore, our pending patent applications may be challenged by third parties or such applications may not eventually be issued by the applicable patent offices as patents. The denial of our key patent applications or of a substantial portion of our patent applications could have a substantial negative impact on the value and strength of our intellectual property rights, our ability to execute or business plans and compete with others in our industry. In addition, the patents issued as a result of our foreign patent applications may not have the same scope of coverage as our patents in the EU or United States.

Changes in the patent laws or their interpretation in the relevant jurisdictions may reduce our ability to protect or commercialize our inventions and enforce our intellectual property rights. More generally, these changes could affect the value of our patents and other intellectual property. Our efforts in seeking patent protection for our solar technology and other innovations could be negatively impacted by any such changes, which could have a material adverse effect on our existing patent rights and our ability to protect, enforce or commercialize our intellectual property rights in the future. In particular, our ability to stop third parties from making, using, selling, offering to sell or importing products that infringe our intellectual property rights will depend in part on our success in obtaining and enforcing patent claims that cover our technology, inventions and improvements.

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In some cases, we rely upon unpatented proprietary manufacturing expertise, continuing technological innovation, and other trade secrets to develop and maintain our competitive position. While we generally will enter into confidentiality agreements with our employees and third parties to protect our intellectual property, our confidentiality agreements could be breached and may not provide meaningful protection against improper use of our trade secrets or other proprietary information. There can be no assurance that third parties will not seek to gain access to our trade secrets or other proprietary information. In addition, adequate remedies may not be available in the event of unauthorized use or disclosure of our trade secrets or other proprietary information. Violations by others of our confidentiality agreements and the loss of employees who have specialized knowledge and expertise could harm our competitive position and cause our sales and operating results to decline as a result of increased competition.

Our patent applications may not lead to the granting of patents or desired protection in time or at all, which may have a material adverse effect on our ability to prevent others from commercially exploiting products similar to ours.

We cannot be certain that we are the first inventor of the subject matter to which a particular patent application pertains. If another party has filed a patent application pertaining to the same subject matter as we have, we may not be entitled to the protection sought by our patent application. Patent applications in many jurisdictions are typically not published until several months after filing and we cannot be certain that we were the first to make the inventions claimed in any of our issued patents or pending patent applications, or that we were the first to file for protection of the inventions set forth in our patents or patent applications. As a result, we may not be able to obtain or maintain protection for certain inventions and may face similar risks in other jurisdictions should we expand our operations, including in significant markets such as the United States and China.

Further, the scope of protection of issued patent claims is often difficult to determine. As a result, we cannot be certain that the patent applications that we file will issue, or that our issued patents will afford protection against competitors with similar technology. In addition, our competitors may seek to bypass our issued patents, which may adversely affect our business, prospects, financial condition or operating results. We cannot offer any assurances about which, if any, patents will issue, the breadth of any such patents or whether any issued patents will be found invalid or unenforceable or will be threatened by third parties.

Any delay in industrial production and commercialization of our offering could adversely affect us.

The start of the industrial production and large-scale commercialization of our solar technology is highly dependent on market pull and industrialization capabilities. Any delay in the scheduled production, manufacture or commercialization of our technology and other solutions due to, for example, our inability to successfully complete the development and refinement our solar technology, obtain relevant patents, secure sufficient financing, comply with relevant regulatory provisions and obtain required certifications or any failure by our suppliers or business partners to meet agreed upon timelines, could reduce interest in our solar technology and innovations and subject our products to unfavorable market conditions or changes in the regulatory environment over time. Any delay in the production or commercialization of our technology and other solutions as currently envisioned could adversely affect our growth prospects or even threaten our future existence as a business. Any delay in the financing, design and launch of our products could lead to the termination or non-extension of relationships with any of our business partners and may materially damage our brand, business, prospects, financial condition and operating results.

We may not be able to develop manufacturing processes and capabilities within our projected costs and timelines.

Our asset-light business model provides for the outsourcing of the production of our solar modules and the sourcing of off-the-shelf components from suppliers, as well as outsourced logistics and delivery management based on low inventories. We have no experience to date in manufacturing processes, including through our production partner, or in supply chain management. We do not know whether we will be able to secure efficient, low-cost manufacturing capabilities and implement automated manufacturing processes.

We depend on our business partners, such as suppliers and logistics services providers, providing their products and services according to our needs and specifications. Delays and disruptions in the delivery process of our suppliers or other business partners may also negatively affect our own operations. We may not be able to secure reliable sources of component supply. Off-the-shelf components sourced may not meet the requirements for our use cases. Many of our components are still at a prototype stage and have not undergone series production feasibility checks. Any failure to meet the required quality, price, engineering, design and production standards, as well as the production volumes, may negatively impact our ability to successfully mass market our products. The injection-molding based production process of our solar module technology or other relevant production technologies may not be as efficiently scalable as expected or, if scaled, may lead to a higher number of product defects than anticipated (due to, for example, increased breakage of solar cells during the injection molding process). Any negative perception of the long- and short-term durability of our proprietary solar module technology based on polymer technology, and other related components in the day-to-day wear and tear of the vehicles, may negatively affect our production and commercialization efforts.

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Even if we are successful in developing our high volume manufacturing capability and processes and reliably source our component supply, we do not know whether we will be able to do so in a manner that avoids significant delays and cost overruns, including as a result of factors beyond our control such as problems with suppliers or logistics, or in time to meet our commercialization schedules or to satisfy the requirements of customers. Impacts of inflation, including an increase in energy costs, may negatively affect our cost base. Any failure to develop reliable manufacturing processes and capabilities within our projected costs and timelines could have a material adverse effect on our business, prospects, operating results and financial condition.

We will depend on external manufacturing partners for production of our solar modules.

We intend to have our solar modules as key elements of our solar technology to be produced by one or several external manufacturing partners. However, relevant manufacturing partners with the relevant expertise are scarce and possess substantial market and negotiating power. There is no guarantee that we will be able to enter into a binding agreement with any manufacturing partner on favorable terms or at all. In addition, a third party manufacturing partner may not produce solar modules that correspond to our specifications and quality expectations or may not be able to ramp up production volumes as quickly as currently expected. Furthermore, outsourcing generally requires the sharing of material proprietary knowledge, trade secrets and other sensitive information and we or the relevant manufacturing partner may not be able to implement effective measures to adequately protect our proprietary information, or other intellectual property, against misadministration, misuse, misappropriation, unauthorized access or loss.

Some of our manufacturing equipment is customized and sole sourced.

The tooling equipment for our solar modules will be custom-made by one of our manufacturing partners according to our individual needs and production lines based on designs or specifications that we provide. As a result, our tooling equipment is not readily available from multiple vendors and would be difficult to repair or replace if it were to become delayed, damaged, or stop working. If any piece of such production equipment fails, production along the entire production line could be interrupted. In addition, the failure of the relevant manufacturing partner to supply equipment in a timely manner or on commercially reasonable terms could delay our commercialization plans, otherwise disrupt our production schedule, and/or increase our manufacturing costs, all of which would adversely impact our operating results.

We depend on a limited number of suppliers for the sourcing of raw materials and components required for our solar technology and other innovations.

There are only a limited number of suppliers of solar technology components or raw materials. We currently depend on a single supplier for various raw materials or components required for the manufacturing of our solar technology products. This makes our supply chain and the production of our offering dependent on the performance of such suppliers and increases the risks of interruption. Our operations will be negatively affected if one of our suppliers experiences capacity constraints and is not in a position to deliver the required quantities of a certain raw material, component or part.

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The solar industry is frequently subject to significant disruptions and resulting shortages of components or raw materials may impair our ability to commercialize our products at attractive margins or at all. Suppliers may decide to allocate relevant components or raw materials, particularly the ones with high demand or insufficient production capacity, to more profitable or established customers and our supply may be reduced as a result. Our dependency on a limited number of suppliers also increases the bargaining power of the relevant suppliers with respect to certain materials or components, which may expose us to abusive conduct, may prevent us from entering into long-term supply agreements with guaranteed pricing or may require us to accept disadvantageous economic or legal conditions. The acquisition of any supplier could limit our access to relevant raw materials or components and require material redesigns of our solar technology and impair our business prospects. We may also be forced to stop production should a supplier fail to provide required certifications for its products or should the supplier be accused of infringing or misappropriating third-party intellectual property rights. If we need to replace a supplier or if a supplier terminates its relationship with us, there is no guarantee that we will be able to find adequate substitute products or suppliers in time or at all. In addition, COVID-19-related measures and related effects or other relevant global events such as war or crude oil shortages may also negatively affect the availability, price levels, delivery times or minimum order quantities of products, components and materials, such as polymers for solar cells or microelectronic chips for MCUs. For example, increased demand for semiconductor chips in 2020, due in part to the COVID-19 pandemic, and increased demand for consumer electronics that use these chips, resulted in a severe global shortage of such chips in 2021, which continued in 2022. In addition, as a result of the COVID-19 pandemic, elevated inflation levels or the ongoing transformation of the industry, suppliers may encounter financial difficulties, which could lead to a reduction in the products offered by them or may lead to these suppliers ceasing to do business. The vast majority of supplies of raw materials for the solar industry come from China, which makes our supply chains particularly vulnerable to intensifying political tensions with or trade sanctions or comparable limitations concerning China. As a result, we may be required to find replacement suppliers, which may prove difficult, increase our production cost and could lead to a delay in the envisaged start of commercial production.

Furthermore, we may ask for product changes or amendments of certain specifications of components or raw materials to be delivered by suppliers, sometimes on short notice, due to new development results or the insufficiency of previous specifications, which may increase the costs for relevant components or raw materials or may render the relevant supplier unable to accommodate relevant requests. It is also possible that the supplier does not have the right to sell the relevant product to us, for example, because the supplier lacks the intellectual property rights to the design or because the supplier has an exclusivity agreement with another manufacturer, which we could force us to discontinue production or sales of our products, to replace the part or to change the design of our technology, which could result in significant delays and costs or make the production of our products impossible altogether. Suppliers may change their products or may go out of business, resulting in limited or no availability of relevant parts and materials for the production and maintenance of our products. All of our sourced components and raw materials are subject to typical transportation risks, such as delivery delays, damage or theft in the course of transportation or fines resulting from the violation of customs or other transportation regulations.

We expect to depend on suppliers for production of a central component of our solar modules; quality concerns could delay our expected start of the industrial production and large-scale commercialization of our solar technology.

We currently have engaged a single supplier for engineering services for the manufacturing process and production of a central component of our solar modules, the photovoltaic labels. This supplier was also supposed to play a key role in our former passenger car program and adapted its own business model to our plans and expected needs. This supplier will have to adapt its operations to our revised business model and there is no guarantee that this supplier will be able to adapt its business model accordingly in time or at all. Therefore, we are in the process of identifying a second supplier of photovoltaic labels to mitigate our dependency on this single supplier but there is no guarantee that we will be successful in onboarding a second supplier in time or at all. Even if we are successful in onboarding a second supplier, we still face certain risks with respect to dependency and the sourcing of photovoltaic labels as a key component of our solar modules. Any delay or disruption in the engineering work or production of photovoltaic labels by our suppliers could significantly delay or disrupt our envisaged timelines or the production of our solar modules. We are in an ongoing dialogue with these suppliers concerning product quality. For example, the latest samples for our prototyping received from our first supplier did not conform to our technical requirements or quality expectations for the state of the current development. The suppliers may not be in a position to improve the quality so that it meets our expectations within the required timeframe or at all. Quality issues, including issues with performance and durability, may delay or reduce the chances of selling or licensing the technology following the termination of the Sion passenger car program. In addition, our dependence on these supplier means that any disruption in the suppliers’ ability to continue their business operations, or any change in the suppliers’ willingness to continue as our suppliers, may also delay or reduce the chances of selling or licensing the technology and require us to invest substantial time and resources to find replacement suppliers. Given the technology and hardware needed to produce photovoltaic labels, we may not be able to replace any of our suppliers in the short term if we decide to do so. There is no assurance that our suppliers or any replacement supplier have secured or will be able to secure access to sufficient funding.

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Increases in costs, disruption of supply or shortage of raw materials or certain products could harm our business.

Once commercial production of our solar technology begins, our manufacturing partners who are expected to produce our solar modules, or any of our other suppliers, may experience increases in the cost or a sustained interruption in the supply or shortage of raw materials required for the manufacturing of our products or certain parts or components used in them. Our solar technology depends on various raw materials and products. The prices for these materials and products may fluctuate depending on market conditions, inflation levels, energy prices, macroeconomic factors, and political developments. Some products may not be available at all in the short term. Substantial increases in the prices for raw materials and/or increases in freight charges would increase our operating costs and could reduce our margins if the increased costs cannot be recouped through increased product prices. There can be no assurance that we will be able to recoup increasing costs of raw materials by increasing product prices.

We have yet to enter into contractual agreements with many of our prospective suppliers and business partners and may have to renegotiate these agreements as we scale our business.

We need to finalize our contractual arrangement with many of our prospective suppliers and business partners. We are still in the process of negotiating our agreements for commercial production with external manufacturing partners expected to produce our solar modules, and various aspects of such commercial and legal relationships. Such negotiations may consume significant resources and time and there is no guarantee that such negotiations will be concluded successfully. In the negotiations, we may agree to terms and conditions that are less favorable to us than expected. For example, the production cost per solar module may be ultimately higher than currently expected due to various factors many of which are beyond our control. We may be subject to unfavorable rules on the transfer of risk with respect to our solar modules or supplied components or disadvantageous payment terms. Any failure to finalize our arrangement with our manufacturing partners in a timely manner may lead to a delay in the production and delivery of our offering. Terms and conditions (including production cost) of any contractual arrangement, including any preliminary contractual arrangement, may have to be renegotiated due to a lapse of time or a change in material circumstances should we not be able to realize the anticipated timelines.

We have yet to conclude contractual agreements with many other suppliers and other prospective business partners and may not be able to reach such agreements on favorable terms, in a timely manner or at all. Prospective suppliers and business partners may end their relationship or negotiations with us for various reasons. Many of the suppliers we involve, or intend to involve, are well-known market players with significant bargaining power and whose position towards us is bolstered due to our dependency on such suppliers as there are only a limited number of suppliers for solar technology components and raw materials. We, on the other hand, are not an established business and have limited market power. Therefore, we may not be able to successfully assert our own interests and may have to enter into contracts with significantly disadvantageous terms and conditions, such as unfavorable prices, limitations on remedies in cases of breach of contract, unfair liquidated damages provisions or broad termination rights allowing our business partners to end their relationship with us at will. If we successfully produce and market our solar technology on an industrial scale, we will seek to further scale our operations. We may have to renegotiate, amend or extend our relationships with our business partners and there is no guarantee that we will be successful in doing so. We may incur substantial additional costs and expenses should we have to amend our business model to scaled operations and we may even fail to do so.

The involvement of numerous third parties in our operations and processes adds significant complexity.

The involvement of numerous third parties in our operations and processes adds significant complexity and dependency. There is no guarantee that we will reach the required synchronization among all these parties to successfully manufacture our products and scale our operations. The high degree of involvement of third parties is challenging for our IT-systems and interfaces. In response to the resulting complexity, we decided to introduce a new enterprise resource planning software, SAP S4/HANA. The introduction of SAP S4/HANA may be more time consuming and/or costly than we currently expect. Further vulnerability to our operations is added by the fact that we intend to run the production of our solar technology based on a low inventory and “just in time” strategy. We will not maintain a back stock of inventory or material and any supply chain issue, such as price increases in raw materials, shortages, natural disasters, trade disputes or political tensions can adversely affect our operations.

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We depend on the acceptance of our brand and any negative publicity relating to any of our business partners and their products or services could have a significant negative impact on our business and reputation.

Our business and prospects heavily depend on our ability to develop, maintain, and strengthen our Sono brand. The mobility and e-mobility industries are intensely competitive and introducing a new brand offering innovative mobility and e-mobility solutions to compete with existing, established brands presents significant challenges. Our current and potential competitors often have greater name recognition, broader customer relationships and substantially greater marketing resources than we do. Establishing our brand and offering requires substantial resources and we may not succeed in establishing, maintaining and strengthening our brand. We do not intend to maintain a network of physical presences, which could negatively affect our brand recognition, customer awareness or our ability to provide satisfactory levels of customer service. Our brand and reputation could be severely harmed by negative publicity with respect to us, our directors, officers, employees, shareholders, peers, business partners, customers or our industry in general. Any actual or alleged misconduct by, or negative publicity relating to, any of our business partners and their products or services could have a significant negative impact on our business and reputation whether or not such publicity is directly related to their collaboration with us. Our ability to successfully build our brand could also be adversely affected by any negative perception about the quality of our business partners’ products or services.

If our solar modules or any other of our solutions fail to perform as expected, our ability to market our products could be harmed.

Our solar modules or any other of our solutions may not perform as expected or may require repair. Our solar modules will consist of and their performance depends on various complex components supplied by various suppliers, assembled by a third-party manufacturer. There is no guarantee that all product specifications of our solar modules, which partly reflect our current expectations and development targets, will actually be realized at the time commercial production and delivery of our solar modules begins or at all. Our asset-light business model and the intended production of our solar modules by an external manufacturing partner pose particular challenges to our quality management processes. Our quality management system may not be effective or sufficient and the number of defective products may be substantially higher than anticipated. The risk that we do not detect defects before the commencement of large-scale sales of our products and that our products will not comport with previously defined product specifications is heightened by our limited experience in designing, developing and manufacturing solar modules. We may experience product recalls in the future, which could result in the incurrence of substantial costs relating to, for example, return shipping for defective products and costs associated with the repair of the underlying product defect. Any product recall may consume a significant amount of our resources. Any product defects or any other failure of our products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

Our advertisements may not have complied in the past and may not comply in the future with all relevant legal requirements and may be subject to misperception.

We cannot guarantee that all of our public statements that qualify as advertisements, or whole advertising campaigns, comply with legal requirements under competition law or other laws, rules or regulations. Any non-compliance could lead to administrative fines and may result in us being required to discontinue a campaign. We may also be forced to publicly correct incorrect statements. In addition, our public communications also may have contained, or may contain in the future, incorrect information or statements or may be subject to misperception. We often advertise our products with rather general characteristics and specifications that are subject to interpretation, such as “green,” or “environmentally friendly” and any statement relating thereto may spark discussions, challenges or legal claims should any of our customers or other third party have an understanding of these characteristics and specifications that differs from ours. Any of the foregoing could adversely affect our reputation and brand and our business.

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We intend to market and sell our products via direct business-to-business channels and will not maintain a network of physical presences.

We intend to sell our products to our customers via customary business-to-business channels rather than through physical sales offices, company-owned retail stores or another form of physical presences. This distribution model subjects us to various risks as it requires, in the aggregate, significant expenditures and provides for slower expansion of our distribution and sales systems than may be possible by utilizing a network of physical presences. Moreover, we will be competing with other market players who may have well established distribution channels. Our success will depend in large part on our ability to effectively develop our own sales channels and marketing strategies and our inability to successfully implement such a distribution model could adversely affect our business, reputation, results of operations, financial condition and prospects.

We have no experience in servicing our customers and servicing or maintaining our solar technology is complex and challenging.

We intend to offer our own aftersales service and also maintain our own network of cooperating service partners for the provision of aftersales customer service. However, we do not have experience servicing, repairing or maintaining our products or establishing relevant service structures. Servicing our solar technology is different from servicing standard vehicles and requires specialized skills. Our integrated solar module technology adds additional complexity to any potential repair or maintenance work. We may have to adequately educate the staff of our service partners in advance in order to achieve satisfactory levels of our aftersales customers service, which may require time and other resources. In addition, there is no guarantee that we will be able to set up the structures for our aftersales service concept in time or at all. We still have to identify and enter into negotiations with one or several potential business partners maintaining a suitable network of physical workshops to implement our concept of aftersales customer service for some industries and there can be no assurance that we will be able to achieve our goal of establishing a service network that offers repair, servicing, maintenance and warranty service to our customers in time or at all. Even if we successfully manage to partner with relevant service partners, they will initially only have limited experience in servicing our solar modules and solutions for our customers. If our cooperation partners do not render the desired results, we may need to find further suitable external partners and enter into service arrangements with them on terms and conditions acceptable to us in order to offer our customers adequate service and maintenance offerings. If we are unable to successfully address the service and maintenance requirements of our customers, our business, reputation, results of operations, financial condition and prospects will be materially and adversely affected.

Product recalls could materially adversely affect our business, prospects, operating results and financial condition.

Our solar module technology and other solutions are complex products whose reliability and durability in the day-to-day wear and tear remains untested. In the future, we may, voluntarily or involuntarily, initiate a recall if any of our products prove to be defective or noncompliant with applicable relevant regulatory or safety standards. Relevant defects may include, for example, a lack of durability of our solar modules, intense heat development as well as thermal expansion of our modules. Any product recall in the future may result in adverse publicity and damage our brand. Such recalls could involve significant expense and diversion of management attention and other resources and could adversely affect our business, prospects, financial condition and results of operations.

Insufficient warranty reserves to cover future warranty claims could materially adversely affect our business, prospects, financial condition and operating results.

We plan to offer a customary warranty for our products. Our solar modules and other solutions are innovative and complex products, which may make them vulnerable to quality issues and/or warranty claims, particularly as we rely on an outsourced manufacturing approach where we only have limited control over processes. Once our products reach commercial production, we will need to maintain warranty reserves to cover warranty-related claims. If our warranty reserves are inadequate to cover future warranty claims, we may become subject to significant and unexpected warranty expenses. There can be no assurances that then- existing warranty reserves will be sufficient to cover all claims.

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Our solar modules pose certain health and safety risks.

Our solar modules may pose various risks to the environment. Solar modules include components and complex systems that can fail, such as switches, fuses and wiring feeding the solar modules’ power into a vehicle’s systems. In addition, chemical and potentially toxic materials are used in the production of solar cells, in a process that generates many toxic byproducts such as hexafluoride. These products are dangerous for the environment as well as for humans. Even if our production partner has implemented safety procedures related to the handling of such toxic materials, a safety issue, contamination or fire related to the solar modules could disrupt operations. Furthermore, solar modules may catch fire due to, for example, spontaneous combustion, either from the parts within the modules or in the surrounding environment, due to the high levels of heat produced by the device. Solar modules that catch fire may produce heat, smoke and toxic byproducts, may lead to the destruction of the vehicle or may cause bodily harm. In addition, excessive heat may significantly reduce the power output of our solar modules and negatively affect the additional solar range or targeted reduction in fuel consumption. Excessive heat may also lead to thermal expansion and deformation of solar modules, which can negatively affect their functionality or damage the exterior of vehicles. Any of the foregoing could adversely affect our business, harm our brand, prospects, financial condition and operating results.

Interruption or failure of information technology and communications systems could disrupt our business and affect our ability to effectively provide our services.

We utilize information technology systems and networks as well as cloud computing services to process, transmit and store electronic information in connection with our business activities. We manage and maintain our applications and data utilizing a combination of on-site systems as well as externally managed data centers and cloud-based data centers. We utilize third-party security and infrastructure service providers to manage our information technology systems and data centers. These applications and data encompass a wide variety of business-critical information, including research and development information, commercial information, and business and financial information as well as personal data of customers, community members or employees. In addition, we also rely on independent third-party service providers, such as Google, which play an important role for our offering, marketing channels and overall presence. Our data of any kind stored on the cloud services and on individual devices could be lost due to improper handling, insufficient commissioning of third parties to create backup copies, or due to damage or accidental or intentional deletion by our employees. Our data could also fall into the hands of third parties, whether through espionage, hacking or due to incorrect operation of the systems. Any unauthorized access to our data or any asset could result in its leakage, loss, manipulation or fraud or materially impair our business operations.

Despite the implementation of security measures by us or our service partners, our or our service partners’ systems as well as any relevant third-party service provider will be vulnerable to damage or interruption from, among others, fire, terrorist attacks, natural disasters, power loss, telecommunications failures, computer viruses, computer denial of service attacks or other attempts to harm our systems. The relevant data centers could also be subject to break-ins, sabotage and intentional acts of vandalism causing potential disruptions. Some of our or our service providers’ systems will not be fully redundant, and our disaster recovery planning cannot account for all eventualities.

Any problems with or insufficiencies of our or our service providers’ data centers or services could result in lengthy interruptions of our or our service providers’ information technology systems. Cyber threats are persistent and constantly evolving. Such threats have increased in frequency, scope and potential impact in recent years. Information technology evolves rapidly and we or our service providers may not be able to address or anticipate all types of security threats, and may not be able to implement preventive measures effective against all such security threats. The techniques used by cyber criminals change frequently, may not be recognized until launched, and can originate from a wide variety of sources, including outside groups such as external service providers, organized crime affiliates, terrorist organizations, or hostile foreign governments or agencies. There can be no assurance that we or our service providers, contractors or consultants will be successful in preventing cyberattacks or successfully mitigating their effects. Similarly, there can be no assurance that any third-party service provider will be successful in protecting our confidential and other data that is stored on their systems. In addition, we may suffer reputational harm or face litigation or adverse regulatory action as a result of cyberattacks or other data security breaches and may incur significant additional expense to implement further data protection measures. Any disruption of the networks and services of independent third-party service providers could also negatively affect our operations, accessibility or offering.

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Vehicle sales are influenced by interest rate levels and availability of credit for vehicle financing and a substantial increase in interest rates could materially and adversely affect demand for our products.

In certain regions, including the EU, financing for new vehicle sales has been available at relatively low interest rates for several years due to, among other factors, expansive government monetary policies. The recent increase in inflation rates will likely result in a lasting change of monetary policies and high interest rates, which may in turn lead to an increase of market rates for new vehicle financing and, in turn, negatively affect demand for our solar technology solutions. If interest rates increase substantially or if financial service providers tighten lending standards or restrict their lending to certain classes of credit, our customers may not desire or be able to obtain financing to purchase or lease new vehicles, which may negatively affect demand for our solar technology solutions. As a result, a substantial increase in interest rates or tightening of lending standards could have a material adverse effect on our business, prospects, financial condition, results of operations, and cash flows.

We may face risks associated with our growth strategy and international operations, including unfavorable regulatory, political, tax and labor conditions, which could harm our business.

Our initial market will be central Europe, with a particular focus on Germany. In the future, we intend to expand our geographic coverage beyond these markets, including to the United States and China. Due to our intention to expand our operations internationally, we may face risks associated with our growth strategy, including possible unfavorable regulatory, political, tax and labor conditions, which could harm our business, as well as incurring significant expenditures necessary for satisfying relevant regulatory requirements or obtaining product certification in such new markets. Our operations will be subject to the local legal, political, regulatory and social requirements and economic conditions in the relevant jurisdictions. There is no guarantee that we will obtain relevant certifications for our products in the relevant markets or at all. We have not yet checked the feasibility of a rollout of our products in all the markets we may tap in the future and may identify political, regulatory, operational or practical hurdles, which may render an expansion into such a market unfeasible.

We have no experience to date selling our products. Any international sales would require us to make significant expenditures, including the potential hiring of local employees and potential establishment of local offices or facilities, in advance of generating any revenues. We are subject to a number of risks associated with international business activities that may increase our costs, impact our ability to sell our products and require significant management attention and which we may not have adequately addressed or not addressed at all as of today. These risks include:

●	conforming our products to various international regulatory requirements where our products are sold;

●	difficulty in staffing and managing foreign operations;

●	misconceptions and/or false assumptions about foreign local markets;

●	difficulty in establishing our brand and attracting customers in new jurisdictions;

●	foreign labor laws, regulations and restrictions as well as strikes or work stoppages organized by labor unions relevant for us, our suppliers or business partners;

●	foreign government taxes, regulations and permit requirements, including foreign taxes that we may not be able to offset against taxes imposed upon us in Germany or The Netherlands, and foreign tax and other laws limiting our ability to repatriate funds to The Netherlands;

●	fluctuations in foreign currency exchange rates and interest rates, including risks related to any interest rate swap or other hedging activities we undertake;

●	foreign government trade restrictions, tariffs and price or exchange controls;

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●	changes in diplomatic and trade relationships; and

●	political instability, natural disasters, war or events of terrorism.

If we fail to successfully address these risks, our business, prospects, operating results and financial condition could be materially harmed.

If we fail to manage our future growth effectively, we may not be able to market and sell our products successfully.

Any failure to manage our future growth effectively could materially and adversely affect our business, prospects, operating results and financial condition. Our internal organization currently follows a “teal” approach that advocates employee autonomy, self-organization and organic adaptation to business growth. This organizational approach may prove less efficient or impractical as our business grows and organic adaptation of our internal organization to our growing operations may fail. We are currently re-evaluating our internal organization structure and may pivot to a more traditional organizational approach in the future. We may have to invest significant additional resources and focus our attention on adapting our internal organization, function and processes which may cause distraction from our operations and negatively affect our business. We may not be able to hire an adequate number of new and qualified employees to support our growth strategy.

If we are unable to attract and retain key employees and hire qualified management, technical and engineering personnel, our ability to compete could be harmed.

The solar industry is rapidly evolving and our profitability depends on technological innovation and resources. Our success in such an environment depends, to a large extent, on our management and the ability to retain our key personnel. We are a founder-led business. We depend on the skills and visions of our founders. We benefit from the expertise and knowledge of our research and development team and our competitiveness could be significantly impaired should we be unable to retain the key employees in our research and development team or any other team member. Any temporary or permanent unavailability or any unexpected loss of one or more of our founders, management members or key employees could adversely affect our business and competitiveness.

Our success also depends, in part, on our continuing ability to identify, hire, attract, train and develop highly qualified personnel. We recently terminated around 250 employees in connection with the change in our business model and additional employees have deliberately left us. We may have to hire additional employees in order to maintain our daily operations, corporate functions and be able to complete the development of our solar technology in order to start its commercial production according to our currently envisioned timelines. We may not succeed in hiring employees in sufficient numbers or at all, as our technological solutions are complex and innovative and individuals with sufficient experience with solar technology, particularly solar technology used in vehicles, are scarce, and as a result, we will need to expend significant time and money to train available employees. Competition for qualified employees is intense, and our ability to hire, attract and retain them depends, among others, on our profitability and ability to provide competitive compensation. We have a limited operating history and our brand and reputation as an employer are not as developed as that of established market players. We have not yet generated any material revenues, significantly depend on external financing and may not be able to offer potential employees attractive or competitive remuneration.

We may therefore not be able to attract, integrate, develop or retain qualified personnel in sufficient quantities or at all. Any failure to do so could adversely affect our business, including the execution of our global business strategy. Unqualified or unreliable personnel may also expose us to various risks not directly related to our operations, such as violations against insider trading laws, the misappropriation of trade and business secrets or personal data from our technology infrastructure, material incorrect entries in our accounting systems, weak management of our customer or supplier relationships or logistics management.

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We are exposed to various liability risks resulting from past or existing employment relationships and labor laws.

We decided to downsize our workforce by terminating around 250 employees and a significant number of additional employees recently decided to leave us in connection with our decision to terminate our Sion passenger car program and to change our business model to exclusively retrofitting and integrating our solar technology onto third party vehicles. We may also decide to terminate further employment relationships in the foreseeable future. We are therefore exposed to substantial liability and other risks related to former employees. For example, former employees may initiate legal proceedings and assert that the termination of their employment relationship by us was not justified under applicable law and may seek re-employment, monetary compensation or damages. Therefore, we may be exposed to substantial financial and other liabilities should employees be successful in challenging terminations. In addition, despite their termination, former employees may still claim to be, fully or partially, entitled to certain benefits granted to them while they were still employed with us, such as, for example, certain incentives, bonuses or pension entitlements. We may also be liable for substantial social security contributions with respect to terminated employees for a prolonged time.

Workforce management poses various risks and challenges, particularly in the EU and Germany, where the vast majority of our workforce is located. The labor laws in Germany are complex and rather employee-friendly. For example, the German Working Time Act (Arbeitszeitgesetz) sets out a strict framework for, among others, the length of working shifts and resting breaks, the definition of working days and holidays, work on holidays, compensation and the obligation of employers to record working times of employees. There can be no assurance that we have complied or will comply in all material aspects with applicable labor laws, which may lead to the imposition of material fines or even criminal liability and may significantly negatively affect our reputation.

We face risks related to health epidemics, including the recent COVID-19 pandemic, which could have a material adverse effect on our business and results of operations.

We face various risks related to public health issues, including epidemics or pandemics, such as COVID-19. The impact of COVID-19, including changes in consumer and business behavior, pandemic fears and market downturns, and restrictions on business and individual activities, has created significant volatility in the global economy and led to reduced economic activity. The spread of COVID-19 has also created a disruption in the manufacturing, delivery and supply chains at a global scale, and has led to a global decrease of the vehicle industry, which also affects demand for our mobility and e-mobility solutions. Various aspects of our business cannot be conducted remotely and thus may not be carried out during work-from-home periods.

The spread of COVID-19 has caused us to modify our business practices (including employee travel, work from home and cancellation or reduction of physical participation in sales activities, meetings, events and conferences), and we may take further actions as may be required by government authorities or that we determine to be in the best interests of our employees, customers, suppliers, manufacturing partners and others business partners. There is no certainty that such actions will be sufficient to mitigate the risks posed by the virus or otherwise be satisfactory to government authorities. If significant portions of our workforce are unable to work effectively, including due to illness, quarantines, social distancing, government actions or other restrictions in connection with the COVID-19 pandemic, our operations will be impacted.

The extent to which the COVID-19 pandemic impacts our business, prospects and results of operations will depend on future developments, which are highly uncertain and cannot be predicted, including, but not limited to, the duration and spread of the pandemic, its severity, the existence or emergence of potentially more infectious or harmful variants, the actions to contain the virus or mitigate its impact, the effect and penetration of vaccinations, the availability of medication and how quickly and to what extent normal economic and operating activities can resume. The COVID-19 pandemic could limit the ability of our customers, suppliers, third-party manufacturing partners and other business partners to perform, including third-party suppliers’ ability to provide components and materials used in our products. We may also experience an increase in the cost of components and raw materials used in the commercial production of our products. Even after the COVID-19 pandemic has subsided, we may continue to experience an adverse impact to our business as a result of its global economic impact, including any recession that has occurred or may occur in the future.

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Difficult macroeconomic conditions or a decline in consumer confidence as a result of the COVID-19 pandemic could have a material adverse effect on the demand for our products. There are no comparable recent events which may provide guidance as to the effect of the spread of COVID-19 and a pandemic, and, as a result, the ultimate impact of the COVID-19 pandemic or a similar health epidemic is highly uncertain and subject to change. We do not yet know the full extent of COVID-19’s impact on our business, our operations or the global economy as a whole. However, the effects could have a material impact on our results of operations, and we will continue to monitor the situation closely.

Our operations could be adversely affected as a result of disasters or unpredictable events.

Our operations could be disrupted, among others, by natural disasters such as earthquakes, fires or explosions, pandemics and epidemics, power outages, terrorist attacks, cyberattacks, war or other critical events. This also applies to the operations of our suppliers and other business partners. Some of our production sites may be, should we geographically expand our operations, in regions that could be affected by natural disasters such as flooding or earthquakes. Disruptions may also result from possible regulatory or legislative changes in the relevant jurisdictions of our, our suppliers’ or our business partners’ operations.

In February 2022, Russia invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted the manufacturing, delivery and supply chains at a global scale. We cannot yet foresee the full extent of the sanction’s impact on our business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war could have a material impact on our results of operations, liquidity, and capital management. We will continue to monitor the situation and the effect of this development on its liquidity and capital management. At the same time, we have taken actions to maintain operations and to secure our supply chain.

Risks Related to Our Financial Position

We will have to raise substantial additional funds in the short term and potentially beyond, which may not be available to us when we need them on acceptable terms or at all.

We currently do not have any meaningful revenue streams and only entered into several letters of intent with several potential customers but have not concluded binding commercial contracts. According to our current estimates, we currently expect to need substantial additional funds until we will have sufficiently scaled production of our solar modules. We may not be able to raise the required funds in a short time frame, or at all. These funds are required for costs relating to the change in our business model, the further development and refinement of our solar technology solutions, the production or acquisition of the relevant manufacturing and supplier tooling, our operational expenditures and to reimburse our reservation holders. We have been and are actively considering various financing options, including registered offerings of newly issued shares and other equity securities. According to our current estimates, we expect to need additional funding from investors of at least €25 million until the end of 2023 and currently plan with additional cash inflows from subsidies and grants of €5 million in 2023 for which we have submitted, or currently intend to submit, applications. We face challenges in raising the required funding in a timely manner or at all, including due to the challenging capital markets and economic environment. Our stock price sharply decreased after the public announcement of our decision to terminate the Sion passenger car program and focus on solar technology and our stock price may remain subject to volatility, which, in turn, may negatively affect investor confidence, our credit rating, access to capital markets and our market capitalization. In case our stock price would fall below a certain floor price for five days within a seven-days-period, this would constitute a triggering event of default under the terms and conditions of convertible debentures recently issued by the Company and result, amongst others, in premature payment obligations and increased interest rates, which could additionally strain our financial condition. In addition, we may trigger an event of default under the terms and conditions of convertible debentures recently issued by the Company should we decide to invoke the preventive restructuring framework available under German law, for example to partially or fully postpone payment claims by suppliers or reservation holders. We intend to sell our Sion passenger car project and assets related thereto to address our financing needs but there is no guarantee that we will be able to identify a suitable byer and sell the project at favorable terms or at all. There is no guarantee that we obtain any of the subsidies and grants for which we have submitted, or currently intend to submit, applications. Therefore it is uncertain whether we will be successful in obtaining sufficient funding to continue and finalize development of our solar technology or even continue as a going concern. See also “—Risks Related to Our Business and Operations—Our ability to develop solar technology is unproven and we may fail to further develop and realize the commercialization of our solar technology within the intended timeframe, budget or at all.”

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Our funding needs may even increase beyond our current projections should we have to significantly change the design and development of our solar technology due to, for example, undiscovered design flaws, the replacement of one of our suppliers or other business partners, a higher need for personnel than planned, or regulatory changes. Shifts in the timeline due to a lack of required financing or development taking longer than originally anticipated may also increase our external financing requirements. We would also have to secure additional financing should we decide to grow and expand our product portfolio and operations. Inflation and other external factors, such as supply shortage as a result of the Russo-Ukrainian war, may also lead to an increase in our funding needs.

We may find that our efforts related to the growth of our operations are more expensive than we currently anticipate or may not be available at all, and these efforts may not result in revenues, which would further increase our losses and external financing needs. If we are unable to raise required funding, we may not reach a commercially viable scale. Our ability to generate revenue and achieve profitability in the future depends in large part on our ability, alone or with our business partners, to achieve milestones and to successfully complete the development of and commercialize our solar technology. We may never succeed in these activities and may never generate revenue from vehicle sales that is significant enough to achieve profitability. Even if we achieve profitability in the future, we may not be able to sustain profitability in subsequent periods.

If we cannot raise additional funds when we need them or at all, our financial condition, results of operations, business and prospects could be materially adversely affected and we may not be able to successfully finalize, market and commercialize our solar technology. See “—Risks Related to Our Business and Operations—We are an early-stage company with a history of significant losses that recently adapted its business model and expect continuing losses for the foreseeable future, which lead to continued reliance on significant external financing and raise substantial doubt about our ability to continue as a going concern.”

Our auditors have expressed substantial doubt about our ability to continue as a going concern and there is a material risk that we may become insolvent.

Our auditors have expressed substantial doubt about our ability to continue as a going concern and the next auditors’ report to be issued is expected to express an opinion that our capital resources as of the date of the audit report will not be sufficient to sustain operations or complete our planned activities, including for the year 2023, unless we raised additional funds. As a result of our recurring losses from operations, and the need for additional financing to fund our operating and capital requirements, there is therefore substantial uncertainty regarding our ability to maintain liquidity sufficient to operate our business effectively in the near future. There is therefore a material risk that we may cease to exist as a going concern and become insolvent. We therefore cannot provide any assurances that we will be successful in accomplishing any of our business plans.

We may not be able to obtain or agree on acceptable terms and conditions for all or a significant portion of the government grants, loans and other incentives for which we may apply, which may negatively affect our ability to reach funding goals.

We may apply for federal and state grants, loans and tax incentives under various government programs designed to stimulate the economy or to support the development or production of electric vehicles and related technologies. We anticipate that there may be new opportunities for us to apply for grants, loans and other incentives from the German federal or state government(s), the EU or other governments or quasi-governmental organizations.

Our ability to obtain funds or incentives from these sources is subject to the availability of funds under applicable programs and approval of our applications to participate in such programs. The application process for these funds and other incentives will likely be highly competitive. We cannot assure you that we will be successful in obtaining any of these grants, loans and other incentives. If we are not successful in obtaining any of these additional incentives and unable to find alternative sources of funding to meet our planned capital needs, our business and prospects could be materially adversely affected.

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The unavailability, reduction or elimination of government and economic incentives or imposition of any additional taxes or surcharges could have a material adverse effect on the development of the mobility and e-mobility markets and the demand for our products.

Many governments have established mobility and e-mobility funding programs, government subsidies, tax benefits and other economic purchase incentives in relation to the promotion of electric vehicles. Any reduction, elimination or discriminatory application of government funding programs or subsidies and other economic incentives or imposition of any additional taxes and surcharges may negatively impact the demand for electric vehicles in general and our solar technology and other products in particular.

We do not expect to pay any dividends in the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the change in our business model, the further development of our solar technology and start of its commercial production, as well as the growth of our business. We currently do not intend to pay any dividends to holders of our ordinary shares. As a result, capital appreciation in the price of our ordinary shares, if any, will be your only source of gain on an investment in our ordinary shares.

Regulatory, Legal and Tax Risks

We are subject to substantial regulation and unfavorable changes to, or failure by us to comply with, these regulations could substantially harm our business and operating results.

We are subject to substantial regulation under international, national, regional, and local laws. We expect to incur significant costs in complying with these regulations. In addition, additional regulatory costs or hurdles may materialize in the future as we expand our operations, as we have not yet assessed all relevant legal aspects of our operations and current business model with respect to the relevant legal framework of all jurisdictions we may conduct business in. Regulations related to the mobility and e-mobility industry and alternative energy are evolving and we face risks associated with changes to these regulations. We are unable to predict future legislative or regulatory changes, initiatives or interpretations and any such changes, initiatives or interpretations may increase costs and competitive pressure on us. The adoption of new or amendment of existing regulations or frameworks regarding the promotion of alternative fuel concepts could negatively affect demand for e-mobility solutions in general and, in turn, our products in particular. To the extent laws change, our products may not comply with applicable international, national, regional or local laws, which would have an adverse effect on our business. Compliance with changing regulations could be burdensome, time consuming and expensive. To the extent compliance with new regulations is cost prohibitive, our business, prospects, financial condition and operating results would be adversely affected.

We are subject to various environmental laws and regulations that could impose substantial costs upon us.

Our operations, are or will be subject to international, national, regional and/or local environmental laws and regulations, including, in the jurisdictions in which we intend to sell our products, laws relating to the use, handling, storage, disposal and human exposure to hazardous materials (including the German Federal Soil Protection Act (Bundes-Bodenschutzgesetz), the US Comprehensive Environmental Response, Compensation and Liability Act, Regulation (EC) no. 1907/2006 (REACH). Furthermore we will be affected by the Extended Producer Responsibility, an EU policy approach under which producers are given a significant responsibility  -  financial and/or physical  -  for the treatment or disposal of post-consumer products. We may be or become subject to various environmental, social and governance-related regulations in the future, such as the EU Corporate Sustainability Reporting Directive, EU Taxonomy for sustainable activities or the Act on Corporate Due Diligence Obligations in Supply Chains (“Lieferkettensorgfaltspflichtengesetz”, LkSG) including as a result of recent legislative or regulatory initiatives. Environmental and health and safety laws and regulations can be complex, and we expect that we will be affected by future amendments to such laws or other new environmental and health and safety laws and regulations, which may require us to change our operations, potentially resulting in a material adverse effect on our business, prospects, financial condition and operating results.

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These laws can give rise to liability for administrative oversight costs, cleanup costs, property damage, bodily injury, fines and penalties. Capital and operating expenses needed to comply with environmental laws and regulations can be significant, and violations may result in substantial fines and penalties, third-party damages, suspension of production or a cessation of our operations.

We may be involved in legal proceedings based on the alleged violation of intellectual property rights either by us or third parties, such as patent or trademark infringement claims, which may be time-consuming and cause us to incur substantial costs.

Technological innovation will be a crucial aspect of our potential success. We have been granted several patents for our technologies and intend to continue to file additional patent applications in the future. As the number of competitors in our market increases, and as the number of patents issued in the area of mobility and e-mobility grows, the possibility of patent infringement claims against us or by us increases. While we are not aware that our technologies infringe the proprietary rights of any third party or that technologies of a third party infringe our proprietary rights, we do not regularly conduct freedom to operate searches. Policing violations of our intellectual property rights or unauthorized use of our proprietary technology can be difficult and result in substantial costs. Litigation may be necessary to enforce our intellectual property rights or determine the validity and scope of the proprietary rights of others. We cannot ensure that the outcome of such potential litigation will be in our favor, and such litigation may be costly and may divert management attention and other resources away from our business. We may not be able to manufacture or commercialize our technology as planned and our freedom to operate may be impaired, absent a license, which may not be available on reasonable terms or at all, should we fail to successfully identify or challenge any patents or patents applications that cover our technology or innovations. This risk is more pronounced against the background that it is difficult for industry participants, including us, to identify all third-party patent rights that may be relevant to our product candidates and technologies because patent searching is imperfect due to differences in terminology among patents, incomplete databases and the difficulty in assessing the meaning of patent claims. We may in-license patents and other intellectual property from third parties, including suppliers and service providers, and we may face claims that our use of this in-licensed technology infringes the intellectual property rights of others. In such cases, we will seek indemnification from our licensors. However, our rights to indemnification may be unavailable or insufficient to cover our costs and losses.

We may be required to participate in interference, derivation or opposition proceedings that concern disputes regarding priority of inventions disclosed in our patents. Determining patent infringement by a product, as well as priority of inventions and other patent-related disputes, involves complex legal and factual issues and the outcome is often uncertain. We have not conducted any significant search of patents issued to third parties, and third-party patents containing claims covering our technology or methods that predate our patents may exist. Because of the number of patents issued and patent applications filed in our technical areas or fields (including some pertaining specifically to electric vehicles), we may identify third party technologies that infringe our patents or our competitors or other third-parties may assert that our technology and the methods we employ in the use of products incorporating our technology are covered by patents held by them. In addition, because patent applications can take many years to issue and because publication schedules for pending applications vary by jurisdiction, we may not be aware of certain patent applications that are currently pending, which applications may result in issued patents that our technology or other future products would infringe. Also, because the claims of published patent applications can change between publication and patent grant, there may be published patent applications that may ultimately issue with claims that we infringe.

Our ability to successfully commercialize our solar technology, and therefore our ability to potentially generate meaningful revenue streams, may be significantly impaired should it or any of its components violate third parties’ intellectual property rights. The scope of patent claims is subject to construction based on interpretation of the law, the written disclosure in a patent and the patent’s prosecution history. Our interpretation of the relevance or the scope of a patent or a pending application may be incorrect. Established car manufacturers, technology companies or other market players may invest significant resources and capital to protect their intellectual property and scan the market for potential violations. There is a heightened risk that inquiries or legal proceedings based on the alleged violation of intellectual property rights are initiated by established car manufacturers or technology companies that develop and test technologies similar to ours and that have much more resources and funds than us. Other companies owning patents or other intellectual property rights relating to technologies relevant for us, such as solar modules or electronic power management systems may also allege infringement of such rights. In addition, we may also be exposed to claims from individuals who were or are engaged in the design and development of our technologies or previously developed vehicles. We initiated mass layoffs of former employees in connection with the change in our business model, which increases the risk for retaliatory actions. Former employees who left us or were terminated may seek to assert ownership in or otherwise challenge intellectual property rights that we claim or are crucial for our plans. The publicity interest we receive as a public company draws significant attention to us and likely generally increases the risks of such claims and legal proceedings, no matter whether such claims lack the required merits or not or are of merely fraudulent nature.

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In addition, we may be required to indemnify our customers and distributors against claims relating to the infringement of intellectual property rights of third parties related to our products. Third parties may assert infringement claims against our customers or distributors. These claims may require us to initiate or defend protracted and costly litigation on behalf of our customers or distributors, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages on behalf of our customers or distributors, or may be required to obtain licenses for the products or services they use. If we cannot obtain all necessary licenses on commercially reasonable terms, our distributors may be forced to stop distributing our products or services, and our customers may be forced to stop using our products or services.

The outcome of intellectual property litigation is subject to uncertainties that cannot be adequately quantified in advance. Because of the substantial amount of discovery required in certain jurisdictions in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation. If we are required to obtain a license from any third party in order to use the infringing technology and continue developing, manufacturing or marketing our products, we may not be able to obtain such required license on commercially reasonable terms or at all, including due to competitors being unwilling to provide us a license under any terms. A successful claim of infringement of intellectual property against us could therefore materially adversely affect our business, prospects, operating results and financial condition. Any litigation or claims, whether valid or invalid, could result in substantial costs and diversion of resources and we have not yet created any reserves for litigation related to intellectual property.

If our trademarks and trade names are not adequately protected, we may not be able to build name recognition in our markets of interest, which may adversely affect our business.

Our trademark registrations and applications are valuable assets and may be challenged, infringed, circumvented or declared generic or determined to infringe a third party’s trademarks. In March 2022, we filed eight new trademarks with the European Union Intellectual Property Office. Each of those new trademarks has been opposed by two separate opponents. We may not be able to protect our rights to these trademark registrations or applications, which may be necessary to build name recognition among potential collaborators or customers in our markets of interest. For example, we have failed in some jurisdictions to obtain protection for our circle with a dot in the middle, if it is not combined with other distinctive elements. Equally, there can be no assurance that we will be successful in registering additional or replacement trademarks if we were to engage in a rebranding. At times, competitors may adopt trademarks or trade names similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trademark infringement claims brought by owners of other trademarks or trademarks that incorporate variations of our trademark registrations or applications. We have not conducted any availability searches for trademarks to assess whether our trademark registrations would not infringe a third party’s trademarks, or whether our trademark applications would be successfully registered. We can provide no assurance that our pending trademark applications will be approved. Successful third-party challenges to the use of any of our trademarks may require us to rebrand our business or certain products or services associated therewith.

Over the long term, if we are unable to establish name recognition based on our trademarks, then we may not be able to compete effectively and our business may be adversely affected. We may fail to adequately maintain the quality of our products and services associated with our trademarks, and any loss to the distinctiveness of our trademarks may cause us to lose certain trademark protection, which could result in the loss of goodwill and brand recognition in relation to our name and products. In addition, we may license our trademarks to third parties, such as distributors. Though these license agreements may provide guidelines for how our trademarks may be used, a breach of these agreements or misuse of our trademarks by these licensees may jeopardize our rights in or diminish the goodwill associated with our trademarks. Our efforts in enforcing or protecting our trademarks may be ineffective and could result in substantial costs and diversion of resources and adversely affect our business.

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We may be subject to claims that our employees have wrongfully used or disclosed alleged trade secrets of their former employers or claims asserting ownership of what we regard as our own intellectual property.

Some of our employees were previously employed at other companies that may have proprietary rights related to our business. Some of these employees may have executed proprietary rights, non-disclosure and noncompetition agreements in connection with such previous employment. Although we try to ensure that such individuals do not use the proprietary information or know-how of others in their work for us, we may be subject to claims that we or these employees have used or disclosed intellectual property, including trade secrets or other proprietary information, of their former employers. We are not aware of any such disclosures, or threatened or pending claims related to these matters, but in the future, litigation may be necessary to defend against such claims. If we fail to defend any such claims, we may lose valuable intellectual property rights or personnel, and may be required to pay monetary damages and be enjoined from conducting our business as contemplated. Even if we are successful in defending against such claims, litigation can be expensive and time-consuming.

Intellectual property rights do not necessarily address all potential threats to our competitive advantage.

The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage.

For example:

●	others may be able to make products or processes that are identical or similar to any product or process we may develop and commercialize or utilize similar intellectual property or technologies that we now or may in the future own or have in-licensed;

●	we or our future licensors or collaborators might not have been the first to make the inventions covered by the patents or pending patent applications that we own or have in-licensed;

●	we or our future licensors or collaborators might not have been the first to file patent applications covering certain of our or their inventions;

●	others may independently develop similar or alternative intellectual property or technologies or duplicate any of our intellectual property or technologies without infringing our owned or in-licensed intellectual property rights;

●	it is possible that our pending patent applications or those that we may own or in-license in the future will not lead to issuance of patents;

●	patents that we own or have in-licensed may be held invalid or unenforceable, including as a result of legal challenges by our or our licensors’ competitors;

●	our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products or processes for sale in our major commercial markets;

●	we may not develop additional trade secrets or proprietary know-how that is patentable;

●	the patents of others may have an adverse effect on our business and/or our technology may infringe existing third party patents, leading to either loss of freedom to operate or the need to pay license fees;

●	we may choose not to file a patent in order to maintain certain trade secrets or proprietary know-how, and a third party may subsequently file a patent covering such trade secrets or proprietary know-how; and

●	a third party may infringe our patents resulting in the need for legal action, including potential litigation, to protect our patents, and there can be no guarantees that we would be successful in such legal actions in all jurisdictions.

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Should any of these events occur, they could have a material adverse effect on our business, financial condition, results of operations and reputation.

We may be subject to various privacy laws the violation of which could result in substantial fines and other negative consequences.

We collect, store and process substantial amounts of data in the course of our business operations, which may subject us to various data protection and privacy laws. The regulatory framework for data protection, privacy and security issues worldwide is rapidly evolving and is likely to remain uncertain for the foreseeable future.

The data and information we collect and manage in conducting our business may subject us to legislative and regulatory burdens and requirements in the European Economic Area (“EEA”) and the United States of America that could require notification of data breaches, restrict our use of such information and hinder our ability to acquire new customers or market to existing customers. We have not yet implemented a comprehensive set of internal- or external-facing written data protection and privacy policies, procedures and rules. Non-compliance or a major breach of our network security and systems could have serious negative consequences for our business and future prospects, including possible fines, penalties and damages, reduced customer demand for our products, and harm to our reputation and brand. For instance, Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data (the General Data Protection Regulation, “GDPR”) imposes strict limitations on the processing of personal data. The GDPR and other data privacy laws regulate when and how personal data may be collected, for which purposes it may be processed, for how long such data may be stored and to whom and how it may be transferred. The GDPR contains strict requirements for obtaining the consent of data subjects (i.e., the persons to whom personal data relates) to the use and processing of their personal data and also requires the implementation of appropriate technical and organizational measures, depending on the nature of the processing activities, and imposes certain documentation obligations relating to data processing activities. The GDPR also imposes various obligations in the context of processing of data, including, among others, far-reaching transparency, data minimization, storage limitations, privacy by design and privacy by default obligations, data security, integrity and confidentiality obligations. In addition, it may require data protection impact assessments where the data processing is likely to result in a high risk to the rights and freedoms of individuals. In case of a violation of the provisions of the GDPR, we could be subject to fines of up to €20,000,000 or up to 4% of our total worldwide annual turnover of the preceding financial year, whichever is higher, and other administrative penalties. We may also be liable should any individual who has suffered financial or non-financial damage arising from our infringement of the GDPR exercise their right to receive compensation against us. Furthermore, adverse publicity relating to our failure to comply with the GDPR could cause a loss of goodwill, which could have an adverse effect on our reputation, brand, business and financial condition. In addition, local authorities may construe new regulations in a way that is even more restrictive and there is no guarantee that we will be able to comply with such restrictive approaches.

There is a risk that personal data that we process could become public if there were a security breach in respect of such data and, if such security breach were to occur, we could face liability under data protection laws, including the GDPR, and lose the goodwill of our customers, which may have a material adverse effect on our reputation, brand, business and financial condition. Any risk of liability under data protection laws, including the GDPR, is more pronounced against the background of our mass terminations of employees that we implemented in connection with the change in our business model and which could subject us to retaliatory actions by former employees, including willful data leakages or the disclosure of confidential information.

We are exposed to the risk of litigation or other legal proceedings that could cause us to spend substantial resources and disrupt our business.

We are exposed to the risk of product liability claims, regulatory action and litigation if any defect of our solar technology solutions or other innovations is alleged to have caused loss or injury. We face the risk of significant monetary exposure to product liability claims in the event our products do not perform as expected or contain design, manufacturing, or warning defects, and to claims without merit, or in connection with malfunctions, resulting in personal injury or death. Product liability claims could arise, for example, from malfunctions, defects, quality issues, design flaws or structural weaknesses relating to, or abuse of, our solar technology solutions implemented in or offered with vehicles. Our risks in this area are particularly pronounced given the limited field experience of our products and because we are a new entrant into the market. Any product liability claims or corresponding regulatory actions against us could result in increased costs and could adversely affect our reputation and our perception by our customers. We may not be able to secure product liability insurance coverage on commercially acceptable terms, at reasonable costs when needed, or at all and insurance coverage might not be sufficient to cover all potential product liability claims.

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In addition, we face substantial litigation risks in connection with our recent decision to terminate our Sion passenger car program and to change our business model to exclusively retrofitting and integrating our solar technology onto third party vehicles. Customers who placed reservations for our vehicles or disappointed members of our community may initiate lawsuits and claim damages despite our efforts to consensually settle reservations for our vehicles and amicably manage public relations. We have terminated around 250 employees and face the risk of numerous legal proceedings in which former employees challenge their termination, claim damages or other payments and benefits in relation to their employment relationship or seek ownership in intellectual property rights and other assets. We also have to terminate and settle relationships with several former business partners, which became obsolete and there is no guarantee that we are able to end such relationships consensually or at favorable terms. Former business partners may assert substantial payment claims or sue us for damages.

Furthermore, we may also face litigation and legal proceedings based on advertisements or other public statements should such statements turn out to be unrealistic, unfeasible or false or should the overall advertised performance or specifications of our products deviate from such advertisements or public statements. In connection with a crowdfunding campaign launched in December 2019 when we were still pursuing the development and commercialization of our electric vehicle Sion and accepted vehicle reservations and down payments to finance our operations, our three founders Laurin Hahn, Navina Persteiner and Jona Christians announced that they would contribute their profit participation rights associated with their shares in Sono Motors GmbH (while the voting rights associated with the underlying shares would remain with the founders), equaling 64.07% of all profit participation rights at that time, into a “community pool” from which certain monetary benefits in the form of so-called Sono Points would then be awarded. The founders intended such monetary benefits in the form of Sono Points to be allocated among already existing customers and new customers of our electric vehicle who placed a reservation for a vehicle, depending, with respect to new customers, on the timing of the reservation and the amount of the advance payment of the relevant new customer. The Sono Points would have represented participating entitlements concerning dividends, liquidation proceeds and proceeds from the sales of shares attributable to the community pool. However, since the Sion passenger car program has been terminated and no purchase agreements for the Sion will be concluded, customers will not receive Sono Points anymore. Nevertheless, there is a substantial risk that we may also face litigation and legal proceedings based on past advertisements of, and other public statements concerning Sono Points.

We may or will be, as the case may be, subject to anti-corruption, anti-bribery, anti-money laundering, financial and economic sanctions and similar laws and our compliance systems may not be sufficient to adequately prevent or detect legal, financial and operational risks.

Our business may or will be subject to various laws and regulations relating to, among other things, prevention of illegal employment, bribery and corruption, and money laundering, as well as compliance with antitrust, data protection (particularly the GDPR), consumer protection, minimum wage regulations, various criminal as well as export control regulations and trade and economic sanctions and embargoes on certain countries, persons, groups and/or entities, projects and/or activities. We are reliant on the compliance of our employees and the members of our management board, our contractors, consultants, agents, vendors and (other) collaboration partners with applicable laws and compliance policies implemented by us.

However it cannot be excluded that our employees, the members of the management board, our contractors, consultants, agents, vendors and (other) collaboration partners have committed or will commit criminal, unlawful or unethical acts (including corruption) or that our compliance and risk management and its monitoring capabilities may prove insufficient to prevent or detect any breaches of the law. Any such acts or breaches of law could result in whistle-blower complaints, adverse media coverage, (criminal) investigations, significant civil, administrative, and criminal penalties and damage claims, disgorgement or other sanctions, (collateral) consequences, remedial measures and legal expenses, and cause considerable damage to our reputation, thereby negatively affecting our business, results of operations, financial condition and future business opportunities.

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We may become subject to additional Dutch and German taxes, in particular, due to the statutory seat of Sono Group N.V. in The Netherlands.

There is a risk that the German tax authorities classify Sono Group N.V. as Dutch tax resident. If the German tax authorities conclude that Sono Group N.V. is not, has ceased, or ceases to be (also as a consequence of the change of facts or the law), a German tax resident, it could, inter alia, become subject to German exit taxation. This could have serious German tax consequences, including German exit taxes or the increase of German withholding taxes on dividends received by the Company. Such German exit taxes could lead to the taxation of the built-in gains in the assets (e.g., intellectual property or goodwill) of Sono Group N.V.

If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and The Netherlands.

We currently do not intend to pay any dividends to holders of our ordinary shares. However, if we do pay dividends, we may need to withhold tax on such dividends in both Germany and The Netherlands.

As an entity incorporated under Dutch law, any dividends distributed by us are subject to Dutch dividend withholding tax based on Dutch domestic law. However, on the basis of the 2012 Convention between the Federal Republic of Germany and the Kingdom of The Netherlands for the avoidance of double taxation with respect to taxes on income, or the “double tax treaty between Germany and The Netherlands,” The Netherlands will be restricted in imposing these taxes if we are also a tax resident of Germany and our effective management is located in Germany. This withholding tax restriction does, however, not apply, and Dutch dividend withholding tax is still required to be withheld from dividends, if and when paid to Dutch resident holders of our ordinary shares and non-Dutch resident holders of our ordinary shares that have a permanent establishment in The Netherlands to which their shareholding is attributable. As a result, upon a payment of dividends, we will be required to identify our shareholders in order to assess whether there are Dutch residents (or non-Dutch residents with a permanent establishment in The Netherlands to which the ordinary shares are attributable) in respect of which Dutch dividend tax has to be withheld. Such identification may not always be possible in practice. If the identity of our shareholders cannot be determined, withholding of both German and Dutch dividend tax may occur upon a payment of dividends.

Furthermore, the withholding tax restriction referred to above is based on the current reservation made by Germany under the Multilateral Convention to Implement Tax Treaty Related Measures to Prevent Base Erosion and Profit Shifting (“MLI”), with respect to the tie-breaker provision included in Article 4(3) of the double tax treaty between Germany and The Netherlands, or the MLI tie-breaker reservation. If Germany changes its MLI tie-breaker reservation, we will not be entitled to any benefits of the double tax treaty between Germany and The Netherlands, including the withholding tax restriction, as long as Germany and The Netherlands do not reach an agreement on our tax residency for purposes of the double tax treaty between Germany and The Netherlands, and, as a result, any dividends distributed by us during the period no such agreement has been reached between Germany and The Netherlands may be subject to withholding tax both in Germany and The Netherlands.

We may become taxable in a jurisdiction other than Germany and this may increase the aggregate tax burden on us.

Since our incorporation we have had, on a continuous basis, our place of “effective management” in Germany. We will therefore qualify as a tax resident of Germany on the basis of German domestic law. As an entity incorporated under Dutch law, however, we also qualify as a tax resident of The Netherlands on the basis of Dutch domestic law. However, based on our current management structure and the current tax laws of the United States, Germany and The Netherlands, as well as applicable income tax treaties, and current interpretations thereof, we should qualify solely as a tax resident of Germany for the purposes of the double tax treaty between Germany and The Netherlands due to the “effective management” tie-breaker included in Article 4(3) of the double tax treaty between Germany and The Netherlands and the current MLI tie-breaker reservation.

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The test of “effective management” is largely a question of fact and degree based on all the circumstances, rather than a question of law. Nevertheless, the relevant case law and OECD guidance suggest that our Company is likely to be regarded as having become a German tax resident from incorporation and remaining so if, as our Company intends, (i) most meetings of its management board are prepared and held in Germany (and none will be held in The Netherlands) with a majority of management board members present in Germany for those meetings; (ii) at those meetings there are full discussions of, and decisions are made regarding, the key strategic issues affecting our Company and its subsidiaries; (iii) those meetings are properly minuted; (iv) a majority of our management board members, together with supporting staff, are based in Germany; and (v) our Company has permanent staffed office premises in Germany. We may, however, become subject to limited income tax liability in other countries with regard to the income generated in the respective other country, for example, due to the existence of a permanent establishment or a permanent representative in such other country.

The applicable tax laws or interpretations thereof may change, including the MLI tie-breaker reservation. Furthermore, whether we have our place of effective management in Germany and are as such tax resident in Germany is largely a question of fact and degree based on all the circumstances, rather than a question of law, which facts and degree may also change. Changes to applicable laws or interpretations thereof, changes to applicable facts and circumstances (for example, a change of directors or the place where board meetings take place), or changes to applicable income tax treaties, including a change to the MLI tie-breaker reservation, may result in us becoming (also) a tax resident of The Netherlands or another jurisdiction. See “—If we do pay dividends, we may need to withhold tax on such dividends payable to holders of our shares in both Germany and The Netherlands.” As a consequence, our overall effective income tax rate and income tax expense could materially increase, which could have a material adverse effect on our business, results of operations, financial condition and prospects, which could cause our share price and trading volume to decline. In addition, as a consequence, dividends distributed by us, if any, may become subject to dividend withholding tax in more than one jurisdiction, although double taxation of income and the double withholding tax on dividends may be reduced or avoided entirely under the double tax treaty between Germany and The Netherlands or under a double tax treaty between The Netherlands and the respective other country.

We may become a passive foreign investment company (“PFIC”), which could result in adverse United States federal income tax consequences to United States investors.

Based on the projected composition of our income and valuation of our assets, including goodwill, we believe that we were not a PFIC in our prior taxable year and we do not expect to be a PFIC for our current taxable year or in the future, although there can be no assurance in this regard. The determination of whether or not we are a PFIC is made on an annual basis and will depend on the composition of our income and assets from time to time. Specifically, we will be classified as a PFIC for United States federal income tax purposes if either: (1) 75% or more of our gross income in a taxable year is passive income, or (2) the average percentage of our assets by value in a taxable year which produce or are held for the production of passive income (which includes cash) is at least 50%.

Although we do not expect to become a PFIC, our PFIC status is a factual determination that is made annually and thus may be subject to change. It is therefore possible that we could become a PFIC in a future taxable year. In addition, our current position that we are not a PFIC is based in part upon the value of our goodwill which is based on the market value of our shares. Accordingly, we could become a PFIC in the future if there is a substantial decline in the value of our shares.

If we are or were to become a PFIC, such characterization could result in adverse United States federal income tax consequences and burdensome reporting requirements to a holder of ordinary shares if such holder is a United States investor.

Risks Related to Our Company’s Status

We have and will continue to incur increased costs as a result of operating as a public company, and our management has and will continue to be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company we have and will continue to incur significant legal, accounting and other expenses that we did not incur as a private company, including, but not limited to, costs and expenses for management board members’ and supervisory board members’ fees, increased directors and officers insurance, investor relations, and various other costs of a public company. The Sarbanes-Oxley Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq and other applicable securities rules and regulations impose various requirements on public companies, including establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations have and will continue to increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance.

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While we are already subject to Sections 302 and 906 of the Sarbanes-Oxley Act, we currently are not yet required to comply with Section 404(a) or (b) of the Sarbanes-Oxley Act. Pursuant to Section 404 (a) of the Sarbanes-Oxley Act, beginning with our annual report on Form 20-F for the year ending December 31, 2022, we are required to furnish a report by our management on our internal control over financial reporting. Pursuant to Section 404 (b) of the Sarbanes-Oxley Act, once we are no longer an emerging growth company, we will be required to also include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm.

To achieve compliance with Section 404(a) of the Sarbanes-Oxley Act, we are engaged in documenting and evaluating our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, have engaged outside consultants and are adopting a detailed work plan to assess and document the adequacy of internal control over financial reporting. We will continue to implement steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404(a) of the Sarbanes-Oxley Act. Such conclusion could adversely impact the market price of our shares due to a loss of investor confidence in the reliability of our reporting processes.

Once we are required to include an attestation report on internal control over financial reporting by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes Oxley Act, there is a risk that such independent assessment of the effectiveness of our internal controls over financial reporting could identify material weaknesses that our management’s assessment pursuant to Section 404(a) does not identify.

The consequences of being a public company could have a material adverse effect on our business, financial condition, results of operations and prospects.

We have identified material weaknesses in our internal control over financial reporting. If we are unable to remediate the material weaknesses, or if other control deficiencies are identified, we may not be able to report our financial results accurately, prevent fraud or file our periodic reports as a public company in a timely manner.

Prior to our IPO on November 17, 2021, we operated as a private company that was not required to comply with the obligations of a public company with respect to internal controls over financial reporting.

In connection with the audits of our consolidated financial statements for the years ended December 31, 2019 and 2020, we identified multiple material weaknesses in our internal control over financial reporting. A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or condensed consolidated interim financial statements will not be prevented or detected on a timely basis. The material weaknesses that were identified relate to (i) a lack of consistent and proper application of accounting processes and procedures; (ii) the design and operating effectiveness of information technology general controls for information systems that are significant to the preparation of our consolidated financial statements; (iii) a lack of review and supervision; (iv) the sufficiency of resources with an appropriate level of technical accounting and SEC reporting experience; and (v) clearly defined control processes, roles and segregation of duties within our finance and accounting functions. These material weaknesses were not fully remediated as of December 31, 2022. While we are working to fully remediate the weaknesses as quickly and efficiently as possible, we cannot at this time predict by when we will have fully remediate these material weaknesses. These remediation measures are time-consuming and costly, and place significant demands on our financial and operational resources.

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In addition, neither our management nor any outside advisor has concluded an evaluation of our internal control over financial reporting in accordance with the provision of the Sarbanes-Oxley Act to date, because so far no such evaluation has been required. Had we or an outside advisor performed an evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act, additional material weaknesses may have been identified. We will be required to include a report from management on the effectiveness of our internal control over financial reporting in our annual report on Form 20-F for the fiscal year ending December 31, 2022. If we fail to remediate the material weaknesses identified above, our management may conclude that our internal control over financial reporting is not effective. This conclusion could adversely impact the market price of our shares due to a loss of investor confidence in the reliability of our reporting processes.

We are non-compliant with the Dutch financial reporting requirements with regard to the timely filing of our audited 2020 and 2021 Dutch statutory financial statements with the Dutch trade register. Dutch financial reporting rules require the timely filing of our audited Dutch statutory financial statements with the Dutch trade register. Non-compliance with these filing requirements exposes us to penalties and fines. Non-compliance with the requirements under Dutch law with respect to the preparation, audit and publication of our Dutch statutory financial statements could also lead to increased exposure for our management board and supervisory board members to director liability under the standards of Dutch corporate law, which may negatively affect our reputation. In addition, our subsidiary Sono Motors GmbH is also non-compliant with the German financial reporting requirements with regard to the timely filing of its audited 2021 statutory financial statements with the German Federal Gazette and may be subject to penalties and fines.

Our failure to correct the existing material weaknesses or our failure to discover and address any other control deficiencies could result in inaccuracies in our consolidated financial statements and could also impair our ability to comply with applicable financial reporting requirements and make related regulatory filings on a timely basis. As a result, our business, financial condition, results of operations and prospects, as well as the trading price and listing of our shares, may be materially and adversely affected. We cannot assure you that all of our existing material weaknesses have been identified, or that we will not in the future identify additional material weaknesses.

Investors may have difficulty enforcing civil liabilities against us or the members of our management and supervisory board.

We are organized and existing under the laws of The Netherlands, and, as such, under Dutch private international law rules the rights of our shareholders and the civil liability of our management board members, supervisory board members and executive officers are governed in certain respects by the laws of The Netherlands. The ability of our shareholders in certain countries other than The Netherlands to bring an action against us, our management board members, supervisory board members and executive officers may be limited under applicable law. In addition, substantially all of our assets are located outside the United States.

As a result, it may not be possible for shareholders to effect service of process within the United States upon us or our management board members, supervisory board members and executive officers or to enforce judgments against us or them in U.S. courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States. In addition, it is not clear whether a Dutch court would impose civil liability on us or any of our management board members, supervisory board members and executive officers in an original action based solely upon the federal securities laws of the United States brought in a court of competent jurisdiction in The Netherlands.

As of the date of this prospectus, the United States and The Netherlands do not have a treaty providing for the reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. With respect to choice of court agreements in civil or commercial matters, it is noted that the Hague Convention on Choice of Court Agreements entered into force for The Netherlands, but has not entered into force for the United States. Accordingly, a judgment rendered by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized and enforced by the competent Dutch courts. However, if a person has obtained a judgment rendered by a court in the United States that is enforceable under the laws of the United States and files a claim with the competent Dutch court, the Dutch court will in principle give binding effect to a foreign judgment if (i) the jurisdiction of the foreign court was based on a ground of jurisdiction that is generally acceptable according to international standards, (ii) the judgment by the foreign court was rendered in legal proceedings that comply with the Dutch standards of proper administration of justice including sufficient safeguards (behoorlijke rechtspleging), (iii) binding effect of such foreign judgment is not contrary to Dutch public order (openbare orde) and (iv) the judgment by the foreign court is not incompatible with a decision rendered between the same parties by a Dutch court, or with a previous decision rendered between the same parties by a foreign court in a dispute that concerns the same subject and is based on the same cause, provided that the previous decision qualifies for recognition in The Netherlands. Even if such a foreign judgment is given binding effect, a claim based thereon may, however, still be rejected if the foreign judgment is not or no longer formally enforceable.

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Based on the lack of a treaty as described above, U.S. investors may not be able to enforce against us or our management board members, supervisory board members, representatives or certain experts named herein who are residents of The Netherlands or countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

The United States and Germany currently do not have a treaty providing for the reciprocal recognition and enforcement of judgments, in civil and commercial matters. Consequently, a final judgment for payment or declaratory judgments given by a court in the United States, whether or not predicated solely upon U.S. securities laws, would not automatically be recognized or enforceable in Germany. German courts may deny the recognition and enforcement of a judgment rendered by a U.S. court if they consider the U.S. court not to be competent or the decision to be in violation of German public policy principles. For example, judgments awarding punitive damages are generally not enforceable in Germany. A German court may reduce the amount of damages granted by a U.S. court and recognize damages only to the extent that they are necessary to compensate actual losses or damages.

In addition, actions brought in a German court against us, our management board members, our supervisory board members, our senior management and the experts named herein to enforce liabilities based on U.S. federal securities laws may be subject to certain restrictions. In particular, German courts generally do not award punitive damages. Litigation in Germany is also subject to rules of procedure that differ from the U.S. rules, including with respect to the taking and admissibility of evidence, the conduct of the proceedings and the allocation of costs. German procedural law does not provide for pre-trial discovery of documents, nor does Germany support pre-trial discovery of documents under the 1970 Hague Evidence Convention. Proceedings in Germany would have to be conducted in the German language and all documents submitted to the court would, in principle, have to be translated into German. For these reasons, it may be difficult for a U.S. investor to bring an original action in a German court predicated upon the civil liability provisions of the U.S. federal securities laws against us, our management board members, our supervisory board members, our senior management and the experts named in this prospectus.

Based on the foregoing, there can be no assurance that U.S. investors will be able to enforce against us or management board members, supervisory board members, executive officers or certain experts named herein who are residents of or possessing assets in The Netherlands, Germany and or other countries other than the United States any judgments obtained in U.S. courts in civil and commercial matters, including judgments under the U.S. federal securities laws.

We are a Dutch public company. The rights of our shareholders may be different from the rights of shareholders in companies governed by the laws of U.S. jurisdictions and may not protect investors in a similar fashion afforded by incorporation in a U.S. jurisdiction.

We are a public company (naamloze vennootschap) organized under the laws of The Netherlands. Our corporate affairs are governed by our articles of association, the rules of our management board and those of our supervisory board and by the laws governing companies incorporated in The Netherlands. However, there can be no assurance that Dutch law will not change in the future or that it will serve to protect investors in a similar fashion afforded under corporate law principles in the United States, which could adversely affect the rights of investors.

The rights of shareholders and the responsibilities of management board members and supervisory board members may be different from the rights and obligations of shareholders and directors in companies governed by the laws of U.S. jurisdictions. In the performance of their duties, our management board members and supervisory board members are required by Dutch law to consider the interests of our Company, its shareholders, its employees and other stakeholders, in all cases with due observance of the principles of reasonableness and fairness. It is possible that some of these parties will have interests that are different from, or in addition to, your interests as a shareholder.

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Our articles of association stipulate that the planet, humankind and society are important stakeholders of us and the highest principle pursued by us as part of our objects is the protection of the environment, nature and humankind. Under our articles of association, this principle shall form the foundation of our actions and the decisions of our management board and the supervisory board. On the basis of that premise, among other matters, our management board and the supervisory board may let the interests of the planet, humankind and society outweigh the interests of other stakeholders, provided that the interests of the latter stakeholders are not unnecessarily or disproportionately harmed. A resolution to amend the text or purport of these provisions of our articles of association shall require a unanimous vote in a general meeting where the entire issued share capital is represented.

Our articles of association contain exclusive forum provisions for certain claims, which could limit our shareholders’ ability to obtain a favorable judicial forum for disputes with us or the members of our management or supervisory board.

Our articles of association provide that unless we consent in writing to the selection of another forum, the federal district courts of the United States of America will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act or the Exchange Act (the “Federal Forum Provision”). Moreover, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all claims brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Our decision to adopt the Federal Forum Provision followed a decision by the Supreme Court of the State of Delaware holding that such provisions are facially valid under Delaware law. While there can be no assurance that federal or state courts will follow the holding of the Delaware Supreme Court or determine that the Federal Forum Provision should be enforced in a particular case, application of the Federal Forum Provision means that suits brought by our shareholders to enforce any duty or liability created by the Securities Act must be brought in federal court and cannot be brought in state court.

Section 27 of the Exchange Act creates exclusive federal jurisdiction over all claims brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder and our articles of association confirm that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Exchange Act. Accordingly, actions by our shareholders to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder must be brought in federal court.

We may argue that any person or entity purchasing or otherwise acquiring or holding any interest in any of our securities will have, or will be deemed to have, notice of and consented to our exclusive forum provisions, including the Federal Forum Provision. Additionally, our shareholders cannot waive compliance with the federal securities laws and the rules and regulations thereunder. These provisions may limit our shareholders’ ability to bring a claim in a judicial forum they find favorable for disputes with us or the members of our management or supervisory board, or employees and agents, which may discourage lawsuits against us and the members of our management or supervisory board or employees and agents.

Alternatively, if a court were to find the choice of forum provision contained in our articles of association to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which may have an adverse effect on our business, financial condition and results of operations.

Provisions of our articles of association or Dutch corporate law might deter acquisition bids for us that might be considered favorable and prevent, delay or frustrate any attempt to replace or remove our management board members or supervisory board members.

Under Dutch law, various protective measures are possible and permissible within the boundaries set by Dutch law and Dutch case law. In this respect, certain provisions of our articles of association may make it more difficult for a third party to acquire control of us or effect a change in our management board and supervisory board. These include:

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●	a dual-class share structure which consists of ordinary shares and high voting shares, with ordinary shares carrying one vote per share and high voting shares carrying 25 votes per share;

●	a provision that each of our two founders, Laurin Hahn and Jona Christians, as long as the relevant founder holds at least 5% of our voting rights, each can make a binding nomination for the appointment of one supervisory board member, which can only be overruled by a two-thirds majority of votes cast representing more than 50% of our issued share capital;

●	a provision that our management board members and the supervisory board members, not appointed on the basis of a binding nomination by one of our founders as described above, are appointed on the basis of a binding nomination prepared by our supervisory board which can only be overruled by a two-thirds majority of votes cast representing more than half of our issued share capital;

●	a provision that our management board members and the supervisory board members may only be dismissed by the general meeting by a two-thirds majority of votes cast representing more than half of our issued share capital (unless the dismissal is proposed by the supervisory board in which case a simple majority of the votes cast would be sufficient);

●	a provision allowing, among other matters, the former chairperson of our supervisory board to manage our affairs if all of our supervisory board members are removed from office and to appoint others to be charged with the supervision of our affairs, until new supervisory board members are appointed by the general meeting on the basis of the binding nominations discussed above; and

●	a requirement that certain matters, including an amendment of our articles of association, may only be brought to our general meeting for a vote upon a proposal by our management board with the approval of our supervisory board.

In addition, Dutch law allows for staggered multi-year terms of our management board members and supervisory board members, as a result of which only part of our management board members and supervisory board members may be subject to appointment or re-appointment in any one year.

Furthermore, in accordance with the Dutch Corporate Governance Code (the “DCGC”), shareholders who have the right to put an item on the agenda for our general meeting or to request the convening of a general meeting shall not exercise such rights until after they have consulted our management board. If exercising such rights may result in a change in our strategy (for example, through the dismissal of one or more of our management board members or supervisory board members), our management board must be given the opportunity to invoke a reasonable period of up to 180 days to respond to the shareholders’ intentions. If invoked, our management board must use such response period for further deliberation and constructive consultation, in any event with the shareholder(s) concerned and exploring alternatives. At the end of the response time, our management board, supervised by our supervisory board, shall report on this consultation and the exploration of alternatives to our general meeting. The response period may be invoked only once for any given general meeting and shall not apply (i) in respect of a matter for which a response period has been previously invoked or (ii) if a shareholder holds at least 75% of our issued share capital as a consequence of a successful public bid.

Moreover, our management board, with the approval of our supervisory board, can invoke a cooling- off period of up to 250 days when shareholders, using their right to have items added to the agenda for a general meeting or their right to request a general meeting, propose an agenda item for our general meeting to dismiss, suspend or appoint one or more management board members or supervisory board members (or to amend any provision in our articles of association dealing with those matters) or when a public offer for our Company is made or announced without our support, provided, in each case, that our management board believes that such proposal or offer materially conflicts with the interests of our Company and its business. During a cooling-off period, our general meeting cannot dismiss, suspend or appoint management board members and supervisory board members (or amend the provisions in our articles of association dealing with those matters) except at the proposal of our management board. During a cooling-off period, our management board must gather all relevant information necessary for a careful decision-making process and at least consult with shareholders representing 3% or more of our issued share capital at the time the cooling-off period was invoked, as well as with our Dutch works council (if we or, under certain circumstances, any of our subsidiaries would have one). Formal statements expressed by these stakeholders during such consultations must be published on our website to the extent these stakeholders have approved that publication. Ultimately one week following the last day of the cooling-off period, our management board must publish a report in respect of its policy and conduct of affairs during the cooling-off period on our website. This report must remain available for inspection by shareholders and others with meeting rights under Dutch law at our office and must be tabled for discussion at the next general meeting. Shareholders representing at least 3% of our issued share capital may request the Enterprise Chamber of the Amsterdam Court of Appeal (the “Enterprise Chamber”) (Ondernemingskamer), for early termination of the cooling- off period. The Enterprise Chamber must rule in favor of the request if the shareholders can demonstrate that:

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●	our management board, in light of the circumstances at hand when the cooling-off period was invoked, could not reasonably have concluded that the relevant proposal or hostile offer constituted a material conflict with the interests of our Company and its business;

●	our management board cannot reasonably believe that a continuation of the cooling-off period would contribute to careful policy-making; or

●	other defensive measures, having the same purpose, nature and scope as the cooling-off period, have been activated during the cooling-off period and have not since been terminated or suspended within a reasonable period at the relevant shareholders’ request (i.e., no ‘stacking’ of defensive measures).

We are not obligated to, and do not, comply with all best practice provisions of the Dutch Corporate Governance Code.

We are subject to the DCGC. The DCGC contains both principles and best practice provisions on corporate governance that regulate relations between the management board, the supervisory board and the general meeting and matters in respect of financial reporting, auditors, disclosure, compliance and enforcement standards. The DCGC is based on a “comply or explain” principle. Accordingly, companies are required to disclose in their annual reports, filed in The Netherlands, whether they comply with the provisions of the DCGC. If they do not comply with those provisions (for example, because of a conflicting Nasdaq requirement), the company is required to give the reasons for such noncompliance. The DCGC applies to Dutch companies listed on a government-recognized stock exchange, whether in The Netherlands or elsewhere, including Nasdaq. We do not comply with all best practice provisions of the DCGC. See “Description of Share Capital and Articles of Association.” This may affect your rights as a shareholder and you may not have the same level of protection as a shareholder in a Dutch company that fully complies with the DCGC.

We are eligible to be treated as an emerging growth company, as defined in the Securities Act, and we cannot be certain whether the reduced disclosure requirements applicable to emerging growth companies will make our ordinary shares less attractive to investors, given that we may rely on these exemptions.

We are eligible to be treated as an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act, and we may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including not being required to comply with the independent auditor attestation requirements of Section 404(b) of the Sarbanes-Oxley Act in our annual reports filed on Form 20-F. As a result, our shareholders may not have access to certain information that they may deem important. We could be an emerging growth company for up to five years from the date of our IPO, although circumstances could cause us to lose that status earlier, including if our total annual gross revenue exceeds $1.235 billion, if we issue more than $1.00 billion in non-convertible debt securities during any three-year period, or if we are a large accelerated filer and the market value of our ordinary shares held by non-affiliates exceeds $700 million as of the end of any second quarter before that time.

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As a foreign private issuer, we are not subject to U.S. proxy rules and are only subject to Exchange Act reporting obligations that, to some extent, are more lenient and less frequent than those of a U.S. domestic public company.

We report under the Exchange Act as a non-U.S. company with foreign private issuer status. Because we qualify as a foreign private issuer under the Exchange Act and although we are subject to Dutch laws and regulations with regard to such matters, we are exempt from certain provisions of the Exchange Act that are applicable to U.S. domestic public companies, including (1) the sections of the Exchange Act regulating the solicitation of proxies, consents or authorizations in respect of a security registered under the Exchange Act, (2) the sections of the Exchange Act requiring insiders to file public reports of their share ownership and trading activities and liability for insiders who profit from trades made in a short period of time and (3) the rules under the Exchange Act requiring the filing with the SEC of quarterly reports on Form 10-Q containing unaudited financial and other specified information. In addition, foreign private issuers are required to file their annual report on Form 20-F within four months after the end of each fiscal year, while U.S. domestic issuers that are accelerated filers are required to file their annual report on Form 10-K within 75 days after the end of each fiscal year and U.S. domestic issuers that are large accelerated filers are required to file their annual report on Form 10-K within 60 days after the end of each fiscal year. Foreign private issuers are also exempt from Regulation FD, which is intended to prevent issuers from making selective disclosures of material information. As a result of all of the above, holders of our ordinary shares may not have the same protections afforded to shareholders of a company that is not a foreign private issuer.

We may lose our foreign private issuer status in the future, which could result in significant additional costs and expenses.

As discussed above, we are a foreign private issuer, and therefore, we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act. The determination of foreign private issuer status is made annually on the last business day of an issuer’s most recently completed second fiscal quarter, and, accordingly, the next determination will be made with respect to us on June 30, 2023.

In the future, we would lose our foreign private issuer status if, among others, (1) more than 50% of our outstanding voting securities, which we intend to determine based on the voting power of our ordinary shares and high voting shares on a combined basis are directly or indirectly held of record by U.S. residents and (2) a majority of our directors or executive officers are U.S. citizens or residents, more than 50% of our assets are located in the United States or our business is administered principally in the United States. If we lose our foreign private issuer status, we will be required to file with the SEC periodic reports and registration statements on U.S. domestic issuer forms including consolidated financial statements prepared under US GAAP, and which are more detailed and extensive than the forms available to a foreign private issuer. We will also have to mandatorily comply with U.S. federal proxy requirements, and our officers, directors and principal shareholders will become subject to the short-swing profit disclosure and recovery provisions of Section 16 of the Exchange Act. In addition, we will lose our ability to rely upon exemptions from certain corporate governance requirements under the listing rules of Nasdaq. As a U.S. listed public company that is not a foreign private issuer, we would incur significant additional legal, accounting and other expenses that we would not incur as a foreign private issuer. These expenses would relate to, among other things, the obligation to present our financial information in accordance with U.S. GAAP in the future.

Additionally, a loss of our foreign private issuer status would divert our management’s attention from other business concerns, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

As a foreign private issuer and as permitted by the listing requirements of Nasdaq, we follow certain home country governance practices rather than the corporate governance requirements of Nasdaq.

We are a foreign private issuer. As a result, in accordance with the listing requirements of Nasdaq we will rely on home country governance requirements and certain exemptions thereunder rather than relying on the corporate governance requirements of Nasdaq. In accordance with Dutch law and generally accepted business practices, our articles of association currently do not provide quorum requirements generally applicable to general meetings. To this extent, our practice varies from the requirement of Nasdaq Listing Rule 5620(c), which requires an issuer to provide in its bylaws for a generally applicable quorum, and that such quorum may not be less than one-third of the outstanding voting shares. Although we must provide shareholders with an agenda and other relevant documents for the general meeting, Dutch law does not have a regulatory regime for the solicitation of proxies and the solicitation of proxies is not a generally accepted business practice in The Netherlands, thus our practice will vary from the requirement of Nasdaq Listing Rule 5620(b). As permitted by the listing requirements of Nasdaq, we have also opted out of the requirements of Nasdaq Listing Rule 5605(d), which requires, among other things, an issuer to have a compensation committee that consists entirely of independent directors, Nasdaq Listing Rule 5605(e), which requires independent director oversight of director nominations, and Nasdaq Listing Rule 5605(b)(1), which requires an issuer to have a majority of independent directors on its board. In addition, we have opted out of shareholder approval requirements, as included in the Nasdaq Listing Rules, for the issuance of securities in connection with certain events such as the acquisition of shares or assets of another company, the establishment of or amendments to equity-based compensation plans for employees, a change of control of our Company and certain private placements. To this extent, our practice varies from the requirements of Nasdaq Rule 5635, which generally requires an issuer to obtain shareholder approval for the issuance of securities in connection with such events. For an overview of our corporate governance principles, see “Description of Share Capital and Articles of Association.” Accordingly, you may not have the same protections afforded to shareholders of companies that are subject to these stock exchange requirements.

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We do not anticipate paying any cash dividends for the foreseeable future.

We currently intend to retain our future earnings, if any, for the foreseeable future, to fund the development and growth of our business. We do not intend to pay any dividends to holders of our ordinary shares. As a result, capital appreciation in the price of our ordinary shares, if any, will be your only source of gain on an investment in our ordinary shares.

Our ability to use our net operating loss carryforwards and other tax attributes may be limited.

Our ability to utilize our net operating losses (“NOLs”) is currently limited, and may be limited further, under Section 8c of the German Corporation Income Tax Act (Körperschaftsteuergesetz) (“KStG”) and Section 10a of the German Trade Tax Act (Gewerbesteuergesetz) (“GewStG”). These limitations apply if a qualified ownership change, as defined by Section 8c KStG, occurs and no exemption is applicable.

Generally, a qualified ownership change occurs if more than 50% of the share capital or the voting rights are directly or indirectly transferred to a shareholder or a group of shareholders within a period of five years. A qualified ownership change may also occur in case of a transaction comparable to a transfer of shares or voting rights or in case of an increase in capital leading to a respective change in the shareholding.

In the case of such a qualified ownership change tax loss carryforwards expire in full. To the extent that the tax loss carryforwards do not exceed the built-in gains (stille Reserven) in the assets and liabilities taxable in Germany, they may be further utilized despite a qualified ownership change. In case of a qualified ownership change within a group, tax loss carryforwards will be preserved if certain conditions are satisfied. In case of a qualified ownership change, tax loss carryforwards will be preserved (in the form of a “fortführungsgebundener Verlustvortrag”) if the business operations have not been changed and will not be changed within the meaning of Section 8d KStG.

According to an appeal filed by the fiscal court of Hamburg dated August 29, 2017, Section 8c, paragraph 1, sentence 1 KStG is not in line with the German constitution. The appeal is still pending. It is unclear when the Federal Constitutional Court will decide this case.

As of December 31, 2021, there are NOLs of Sono Motors GmbH for German corporate tax purposes of €112.0 million and for German trade tax purposes of €111.6 million available. The contribution of 100% of Sono Motor GmbH’s shares into Sono Group B.V. was qualified as an ownership change within the meaning of Section 8c KStG and Section 10a GewStG. The available tax loss carryforwards of Sono Motors GmbH will generally expire in full. However, the NOLs would not be forfeited to the extent that Sono Motors GmbH has built-in gains in its assets that are fully taxable in Germany. The built-in gains are determined by comparing the Fair Market Value of the respective entity with the entity’s tax book equity. A preliminary determination of the built-in gains has shown that all of the tax loss carryforwards would be maintained.

Future changes in share ownership may also trigger an ownership change and, consequently, a Section 8c KStG or a Section 10a GewStG limitation. Any limitation may result in the expiration of a portion or the complete tax operating loss carryforwards before they can be utilized. As a result, if we earn net taxable income, our ability to use our pre-change net operating loss carryforwards to reduce German income tax may be subject to limitations, which could potentially result in increased future cash tax liability to us.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations in conjunction with our historical consolidated financial statements, prepared in accordance with IFRS as issued by IASB and the related notes thereto included in our most recent annual report on Form 20-F and in Exhibit 99.1 to our Form 6-K filed with the SEC on December 9, 2022. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this document. Actual results could differ materially from those contained in any forward-looking statements.

Overview

We believe we are a pioneer in the field of solar-powered mobility applications. We envision a world that no longer relies on the burning of fossil fuels. In furtherance of this goal, we develop our proprietary solar technology. We believe that our solar technology is suitable for different uses, such as buses, trucks, camper vans, trains and even boats, and has the potential to accelerate the transition towards sustainable transportation. We have successfully started to market, and are already generating limited revenues from, our proprietary solar technology.

Our disruptive solar technology allows for full solar integration. In the process of developing the Sion, we soon realized that the solar technology that was available at the time was not well-suited for mobility applications. Traditional solar technology relies on glass to cover the solar cells. Glass is, however, heavy, relatively inflexible, expensive and dangerous in crash situations. Our polymer technology solves these issues. It is lightweight, allows for flexible surface integration via our patented injection molding process, is affordable due to fast and lean production, avoids the risk of bodily harm caused by broken glass and has proven to meet our expectations in crash tests. We have also developed other critical components for the use of solar technology in mobility applications. We have, through our maximum power point tracker central unit, or MCU, solved the issue that solar cells will be mounted on different parts of the exterior, which will lead to uneven exposure to sunlight and in turn to losses in solar energy production. Through rapid adaptation and the multi-channel approach of our MCU, relevant parts of the vehicle can be turned on or off for power production – despite quickly changing shading conditions. This ultimately leads to a high-efficiency system for feeding solar energy into the battery.

Our technology allows for the seamless integration of solar cells into the full body of a car and the charging of its battery through the power of the sun. However, solar technology has many other potential applications, and its use cases extend far beyond passenger cars, allowing for grid-independent charging and a reduction of running costs or total costs of ownership in transport-related use cases, such as trucks, buses and recreational vehicles. Fleet operators may use our technology to retrofit existing vehicles, to extend the range of battery electric vehicles, or BEVs, or to comply with emission regulations. The transport and logistics industries in particular are very focused on total cost of ownership. We believe our solar integration can reduce their running costs significantly. Manufacturers may also use our technology for new production vehicles. We have several patents granted or within the filing-process protecting our proprietary technology.

We are already generating limited revenues from our proprietary solar technology, having shipped prototypes and solar retrofits to customers. We are also building up a customer base by signing non-binding letters of intent and purchase orders. Our available cash and cash equivalents will not be sufficient to secure our funding needs until such point in time when we expect the monetization of our solar technology to reach sufficient scale. According to our current estimates, we expect to need additional funding from investors of at least €25 million until the end of 2023. We continue to actively consider various financing options, including registered offerings and private placements of newly issued shares and other equity securities, debt financing secured by intellectual property as well as subsidies and grants.

For the nine months ended September 30, 2022, we had a loss for the period of €61.0 million, compared to a loss for the period for the nine months ended September 30, 2021 of €24.4 million. For the year ended December 31, 2021, we had a loss for the period of €63.9 million, compared to a loss for the period for the year ended December 31, 2020 of €56.0 million. For the year ended December 31, 2022, we expect a loss for the period of €140.8 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €251.6 million as of September 30, 2022 compared to €147.1 million as of December 31, 2021. Development costs are expensed as incurred. As the recognition criteria for the capitalization of development cost have not been met, all development expenses were recognized in profit or loss as incurred in 2020 and 2021, and the nine months ended September 30, 2022. We believe that we will continue to incur losses and depend on external financing for the foreseeable future at least until the time when we significantly scale our operations, including the monetization of our solar technology.

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Our Business Model

We expect to generate revenue from monetization of our solar technology. The potential scope of application of our solar technology goes significantly beyond passenger cars. We believe that our solar technology has the potential to be used in existing markets, for example for trucks and trailers, trains, ships and buildings. We have already received purchase orders or entered into several non-binding letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and boats that may use our technology in their own products. We may also produce and sell certain selected solar components, license our patents to third parties or seek to generate service revenue from providing engineering services to third parties. We believe that our patents position us to shift our solar technology revenue model from sales to licensing in the long term. We have shipped prototypes or solar retrofits to customers, generating revenue of approximately €175 thousand in the first nine months of 2022.

Through February 2023, we also worked on, and incurred significant expenses for, the development of the Sion, which we had envisaged to become an affordable solar electric vehicle. Due to a lack of available funding, we decided to terminate the development of the Sion and focus on our solar technology. We currently seek to sell the Sion project, potentially together with our car-sharing and ride-pooling application.

Factors Affecting Our Financial Condition and Results of Operation

We believe that our performance and future success depend on several factors that present significant opportunities for us but also pose risks and challenges, including those set forth in the section entitled “Risk Factors.”

Sion Reservations

Through February 2023, we worked on developing the Sion and accepted reservations and advance payments from customers for the Sion. Our customers may cancel a reservation without penalty according to our general terms and conditions, if no binding purchase agreement has been concluded by an agreed deadline. The relevant deadline agreed on with the customers reflected the expected start of delivery to such customers, as envisaged by us at the time the relevant reservations were made. The timing of such permitted cancellations varies, as we amended our general terms and conditions extending the relevant cancellation deadline to reflect delays of the intended commencement of serial production of our vehicles. We have also asked some of our customers to agree to amendments of our terms and conditions that extended the date at which customers may cancel a reservation. However, not all customers who previously placed a reservation have yet accepted such amended terms and conditions. As of February 23, 2023, we had collected approximately €43 million in advance payments from reservation holders. As of January 1, 2023, 48% of these advance payments were cancelable. An additional 8% will be cancelable on August 1, 2023, an additional 5% will be cancelable on January 1, 2024 and the remaining 39% will be cancelable on January 1, 2025. In connection with our termination of the Sion passenger car program, we announced a payback plan to reimburse reservation holders in various installments including a bonus over the next two years. As of March 5, 2023, reservations holders representing approximately 73% of the total advance payments received from customers accepted the proposed payment plan and reservations holders representing approximately 2% of the total advance payments have waived repayment. As of March 5, 2023, we had repaid approximately €1.0 million of received repayment requests and had approximately €1.3 million in outstanding repayment requests. We target repayment of the outstanding claims within 14 calendar days of receipt of the individual claims.

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Monetization of Our Solar Technology

As of February 15, 2023, we had 4 patents granted and 48 patents or patent/utility model applications filed. Patents relating to the same technology, but filed in different jurisdictions, are counted separately. Our patent applications mainly relate to our solar technology. We also plan to license our technologies to third parties. We have already received purchase orders or entered into several non-binding letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and boats that may use our technology in their own products. We may also consider the development, general contracting and sale of certain selected solar components to third parties.

Ability to Control Cost of Sales

Our cost of sales will also be affected by fluctuations in certain raw material prices. As our business grows in scale, we expect to have higher bargaining power and hence more favorable terms from suppliers, including pricing and payment terms.

Development Expenses

We will continue to incur significant expenses related to the refinement of our technology. We expect that our research and development expenses will constitute a substantial part of our expenses in future periods. We will only incur development expenses to the extent we believe that we are able to secure necessary financing. Based on our business plan, we will continue to depend on significant external financing for additional development activities. Elevated inflation levels, should they persist, may lead to an increase in our development costs and financing needs.

Capital Expenditure

We operate on an asset-light basis, which means that our capital expenditure is very limited. Our expected net capital expenditure for 2023 is approximately €8.4 million, of which €7.6 million are expected to be incurred in the first quarter of 2023 and considered to be related mostly to the discontinued Sion program. We expect that total cash outflows for capital expenditure projected for 2023 will be partially offset by reclaims from suppliers for prepayments made for the Sion program, €1.7 million of which was received in December 2022 and an additional €8.3 million of which was received as of March 3, 2023.

Unused Tax Loss

We have substantial carried-forward tax losses resulting from our negative taxable income in 2021, 2020 and prior fiscal years. Given that our estimated taxable income for the foreseeable future will not be sufficient to recover these carried-forward losses we have not recognized deferred tax assets on the balance sheet as of December 31, 2019, December 31, 2020 or December 31, 2021. Our unused tax losses as of December 31, 2021, for which no tax asset has been recognized, were €112.0 million (corporate income tax) and €111.6 million (trade tax). Assuming a total tax rate of 32.98%, our unused corporate income and trade tax losses correspond to a potential undiscounted tax benefit of €36.9 million. Only up to 60% of our annual taxable income, to the extent such taxable income exceeds €1 million, may be offset against tax loss carry forwards. The remaining 40% of the taxable income is subject to corporate income and trade tax under the so-called minimum taxation rules. Annual taxable income for corporate income tax and trade tax purposes of up to €1 million could fully be offset against tax loss carry-forwards.

Conversion Stock Option Program (CSOP) and Employee Stock Option Program (ESOP)

In the first half of 2018, we set up two similar employee participation programs for our staff members and selected managers of the company based on virtual shares. In December 2020, we offered all participants of the aforementioned employee participation programs as well as six additional members of our staff to exchange their virtual shares for actual stock options under a newly set up employee participation program, our conversion stock option program (the “CSOP”), which is equity settled. As of December 31, 2021, 88 employees, including all those participating in the original employee participation program but one, have joined the CSOP. We recorded expenses in the amount of €32.2 million in 2020 and €1.9 million in 2021 for the implementation of the CSOP.

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In addition, we plan to implement and sign contracts for a communicated employee stock option program (the “ESOP”) for the years 2021, 2022 and 2023. In February 2023, we offered our employees, including those who will leave us in connection with our strategy shift towards a solar-only business model, the right to participate in the ESOP with a grant value of approximately 10% of their annual salary on a pro rata basis for their periods of employment during those years. These grants will lead to additional share-based compensation expenses once the ESOP is fully established.

COVID-19

COVID-19 is still one of the globally dominant topics. In 2021, successful vaccination campaigns led to the lowering of state and private measures. In line with the economic recovery associated with these reliefs, the automotive industry in Germany expects a slight increase in the number of vehicles sold in 2021 as compared to the prior year, but expectations are still below the pre-COVID-19 level. With regard to us, in the first half of 2021, COVID-19 had a slightly negative impact on advance payments received from customers. The impact of COVID-19 on the current situation continues to improve compared to 2020 but we are still negatively impacted compared to the pre-COVID-19 state.

Russo-Ukrainian War

In February 2022, the government of Russia invaded Ukraine across a broad front. In response to this aggression, governments around the world have imposed severe sanctions against Russia. These sanctions disrupted the manufacturing, delivery and overall supply chain of vehicle manufacturers and suppliers. We cannot yet foresee the full extent of the sanction’s impact on our business and operations and such impact will depend on future developments of the war, which is highly uncertain and unpredictable. The war has also negatively impacted suppliers located in the Ukraine, which negatively affected the availability of car components. The war could have a material impact on our results of operations, liquidity, and capital management. We will continue to monitor the situation and the effect of this development on our liquidity and capital management.

Components of Our Results of Operations

The financial information for the periods under review mainly include expenses related to the Sion project, which was terminated in February 2023. Accordingly, historical financial information only has limited value for purposes of assessing our solar-only business.

Revenues

We recognize revenues primarily from the sale and installation of our solar bus kit, a retrofit solution for existing combustion engine buses in order to reduce total cost of ownership and CO2 and from and the integration of our patented solar technology across other transportation platforms.

Cost of Sales

In 2021 and the nine months ended September 30, 2022, we recorded a marginal amount of cost of sales relating to monetization of our solar technology and launch of the Sono app. In 2019 and 2020, we did not incur any cost of sales as we only started monetizing our solar technology in the second half of 2021.

Operating Expenses

Our operating expenses consist of research and development expenses and selling, general and administrative expenses.

Cost of Research and Development

There were no research expenses included in the profit and loss of the Company in 2019, 2020 and 2021 and the nine months ended September 30, 2022, as we did not perform research. Our development expenses consist of (i) personnel expenses for our development staff, including salaries and bonuses and the relevant share of expenses relating to the CSOP, (ii) development cost for prototypes, our car-sharing and ride-pooling application and solar integration, (iii) professional services and (iv) other expenses. Development costs are expensed as incurred. As the recognition criteria for the capitalization of development cost have not been met, all development expenses were recognized in profit or loss as incurred in 2020, 2021 and in the nine months ended September 30, 2022.

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Selling and Distribution Expenses

Our selling and distribution expenses consist of (i) employee compensation for employees responsible for marketing activities, such as social media, e-mail marketing, trade shows and other channels, including salaries and bonuses and the relevant share of expenses relating to the CSOP, (ii) marketing and promotional expenses, (iii) expenses for professional services and (iv) other expenses.

General and Administrative Expenses

Our general and administrative expenses consist of (i) personnel expenses for employees responsible for areas such as finance, human resources, business development, administration, including salaries and bonuses and the relevant share of expenses relating to the CSOP, (ii) expenses for professional services, such as accounting, tax, legal and other external services, (iii) expenses without sufficient supporting documentation, including underlying invoices, and (iv) other expenses.

Other Operating Income/Expenses

Our other operating income primarily consists of agency fees, donations, statutory reimbursements for personnel expenses and government grants and in 2021 miscellaneous other operating income.

Our other operating expenses primarily relate to foreign exchange losses resulting from the conversion of a portion of the IPO proceeds from USD to EUR in 2021 and solely included expenses that related to project terminations with a supplier in 2020.

Interest and Similar Income

Interest and similar income relates to interest income from VAT taxes.

Interest and Similar Expenses

Interest and similar expenses largely consist of interest expenses related to the compounding effect for advance payments received from customers and financial liabilities.

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Operating Results

The following table shows information taken from our consolidated statement of income (loss) and statements of comprehensive income (loss) for the years ended December 31, 2021, 2020 and 2019 and for the nine months ended September 30, 2022 and September 30, 2021:

	For the year ended December 31,			For the nine months ended September 30,
	2021	2020	2019	2022	2021
	(in € millions)			(in € millions)

Revenue	0.0	—	—	0.2	—
Cost of sales	(0.0)	—	—	(0.3)	—
Gross loss	(0.0)	—	—	(0.1)	—
Cost of research and development	(40.6)	(30.5)	(4.9)	(59.2)	(27.2)
Selling and distribution expenses	(3.2)	(9.1)	(2.1)	(2.4)	(2.3)
General and administrative expenses	(15.1)	(14.4)	(2.4)	(13.3)	(9.9)
Other operating income/expenses	(0.2)	(0.0)	0.2	2.0	0.3
Impairment losses on financial assets	(0.0)	(0.0)	—	0.0	—
Operating loss	(59.2)	(54.0)	(9.3)	(103.0)	(39.0)
Interest and similar income	—	0.0	—	—	—
Interest and similar expense	(4.8)	(2.0)	(0.7)	(1.5)	(3.4)
Loss before tax	(63.9)	(56.0)	(10.0)	(104.5)	(42.5)
Taxes on income	—	—	—	—	0.0
Deferred taxes on expense	0.0	—	—	—	(0.0)
Loss for the period	(64.0)	(56.0)	(10.0)	(104.5.0)	(42.5)
Other comprehensive income (loss) that will not be reclassified to profit or loss	0.0	(0.0)	—	—	(0.1)
Total comprehensive loss for the period	(63.9)	(56.1)	(10.0)	(104.5.0)	(42.4)

Revenue

Comparison of the Nine Month Periods ended September 30, 2021 and 2022

In the nine months ended September 30, 2022, we generated revenue of €180 thousand from the monetization of our solar technology and the Sono app, which provides an in-app booking and payment system as well as the option to obtain additional insurance. We had no revenue in the nine months ended September 30, 2021.

Comparison of the Years ended December 31, 2020 and 2021

In 2021, we generated marginal revenue of €16 thousand from the monetization of our solar technology and the launch of the Sono app.

Comparison of the Years ended December 31, 2019 and 2020

In 2019 and 2020, we did not generate any revenue from our operations.

Cost of Sales

Comparison of the Nine Month Periods ended September 30, 2021 and 2022

In the nine months ended September 30, 2022, we recorded cost of sales of €285 thousand related to the monetization of our solar technology and our Sono app. Cost of sales included a change in provisions for onerous contracts and impairment of work in progress for loss making contracts as well as raw materials and personnel expenses. We had no cost of sales in the nine months ended September 30, 2021.

Comparison of the Years ended December 31, 2020 and 2021

In 2021, we recorded a marginal amount of cost of sales of €58 thousand, relating to the monetization of our solar technology and the launch of our Sono app.

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Comparison of the Years ended December 31, 2019 and 2020

We recorded no cost of sales in 2019 and 2020.

Gross Loss

Comparison of the Nine Month Periods ended September 30, 2021 and 2022

In the nine months ended September 30, 2022, we incurred a gross loss of €105 thousand relating to the monetization of our solar technology and the launch of our Sono app. As most of our revenues are currently generated from prototype projects, our gross loss reflects our planned and expected cost of sales in proportion to revenues at this stage of development as we prepare for market entry.

Comparison of the Years ended December 31, 2020 and 2021

In 2021, we incurred a gross loss of €0.0 million relating to the monetization of our solar technology and the launch of our Sono app. As most of our revenues are currently generated from prototype projects, our gross loss reflects our planned and expected higher cost of sales in proportion to revenues at this stage of development as we prepare for market entry.

Comparison of the Years ended December 31, 2019 and 2020

In 2019 and 2020, we did not generate gross profit.

Cost of Research and Development

Comparison of the Nine Month Periods ended September 30, 2021 and 2022

Cost of research and development increased from €27.2 million in the nine months ended September 30, 2021 to €89.2 million in the nine months ended September 30, 2022, primarily due to investments in the Sion’s most recent prototype generation, the series validation vehicles, and an increase in development personnel.

Comparison of the Years ended December 31, 2020 and 2021

Cost of research and development increased from €30.5 million in 2020 to €40.6 million in 2021, primarily due to an expansion in efforts on the development of the new prototype generation, leading to development costs for prototypes, including other development costs, of €27.6 million in 2021 compared to €8.2 million in 2020. In parallel, personnel expenses decreased significantly from €21.7 million in 2020 to €11.3 million in 2021, as 2020 expenses included €17.7 million costs related to the CSOP compared to €1.1 million in 2021.

Comparison of the Years ended December 31, 2019 and 2020

Cost of research and development increased from €4.9 million in 2019 to €30.5 million in 2020, primarily due to an increase in personnel expenses for our development staff resulting from the implementation of our CSOP in 2020, which accounted for expenses of €17.7 million. In addition, development costs for prototypes and other development costs increased from €2.1 million in 2019 to €8.2 million in 2020 resulting from the development of our new prototypes. In 2019 and 2020, there were no research expenses, as we do not perform research. As the recognition criteria for the capitalization of development cost have not been met, all development expenses were recognized in profit or loss as incurred in 2019 and 2020.

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Selling and Distribution Expenses

Comparison of the Nine Month Periods ended September 30, 2021 and 2022

Selling and distribution expenses decreased from €2.3 million in the nine months ended September 30, 2021 to €2.4 million in the nine months ended September 30, 2022 due to a decrease in expenses for external services.

Comparison of the Years ended December 31, 2020 and 2021

Selling and distribution expenses decreased from €9.1 million in 2020 to €3.2 million in 2021, primarily due to a decrease in expenses related to the CSOP from €6.9 million in 2020 to nil in 2021.

Comparison of the Years ended December 31, 2019 and 2020

Selling and distribution expenses increased from €2.1 million in 2019 to €9.1 million in 2020, primarily due to an increase in personnel expenses for our employees responsible for marketing activities resulting from the implementation of our CSOP, which accounted for expenses of €6.9 million in 2020. Additionally, selling and distribution expenses mainly consisted of personnel expenses for employees responsible for marketing activities such as roadshows, test rides and social media.

General and Administrative Expenses

Comparison of the Nine Month Periods ended September 30, 2021 and 2022

General and administrative expenses increased from €9.9 million in the nine months ended September 30, 2021 to €13.3 million in the nine months ended September 30, 2022. While expenses for personnel services remained at levels similar to the same period in 2021, expenses for professional services increased from €2.9 million in the nine months ended September 30, 2021 to €4.5 million in the nine months ended September 30, 2022. Impairment expenses amounted to €1.9 million in the nine months ended September 30, 2021, while we had no such impairment expense in the nine months ended September 30, 2022. Other general and administrative expenses increased from €1.0 million to €4.2 million, mainly due to expenses for insurance and software.

Comparison of the Years ended December 31, 2020 and 2021

General and administrative expenses increased from €14.4 million in 2020 to €15.1 million in 2021, primarily due to higher expenses for professional services, which increased from €4.8 million in 2020 to €7.0 million in 2021. The increase of expenses for professional services mainly concerned services related to the initial preparation and audit of our IFRS financial statements. Personnel expenses decreased from €9.1 million in 2020 to €4.6 million in 2021, primarily due to a decrease in expenses related to the CSOP from €7.5 million in 2020 to €0.8 million in 2021. In 2021, an impairment loss of €2.0 million for assets related to the tooling of batteries intended for the development of prototypes was recognized under general and administrative expenses.

Comparison of the Years ended December 31, 2019 and 2020

General and administrative expenses increased from €2.4 million in 2019 to €14.4 million in 2020, primarily due to an increase in personnel expenses for employees responsible for areas such as finance, human resources, business development and administration resulting from the implementation of our CSOP, which accounted for expenses of €7.5 million in 2020. In addition, expenses for professional services increased from €0.7 million in 2019 to €4.8 million in 2020 resulting from accounting, tax and legal services as well as other external services related to the initial preparation and audit of financial statements.

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Other Operating Income/Expenses

Comparison of the Nine Month Periods ended September 30, 2021 and 2022

Other operating income/expenses increased from income of €0.3 million in the nine months ended September 30, 2021 to income of €2.0 million in the nine months ended September 30, 2022. This increase was mainly due to the currency valuation of cash and cash equivalents, which contributed income of €2.4 million to other operating income/expenses in the nine months ended September 30, 2022, while there was no comparable income in the nine months ended September 30, 2021.

Comparison of the Years ended December 31, 2020 and 2021

In 2021, other operating income decreased slightly from €0.3 million in 2020 to €0.2 million resulting from decreased income from the Renault Zoe conversion, partially offset by miscellaneous other operating income.

Other operating expenses increased from €0.3 million in 2020 to €0.5 million in 2021. Other operating expenses in 2021 mainly relate to foreign exchange losses resulting from the conversion of a portion of the IPO proceeds from USD to EUR, while in 2020, other operating expenses related solely to expenses arising from a project termination with a supplier.

Comparison of the Years ended December 31, 2019 and 2020

Other operating income increased from €0.2 million in 2019 to €0.3 million in 2020. In 2020, other operating income mainly included agency fees from a conversion offer, which allowed selected customers who made advance payments to enter into a lease agreement with Renault for a Renault ZOE and to use their advance payments to partly offset their lease payments, donations, statutory reimbursements for personnel expenses and government grants. This conversion offer ended in 2020.

Other operating expenses amounted to €0.3 million in 2020 and solely included expenses relating to a project termination with a supplier.

Operating Loss, Loss for the Period

Comparison of the Nine Month Periods ended September 30, 2021 and 2022

Operating loss increased from €39.0 million in the nine months ended September 30, 2021 to €103.0 million in the nine months ended September 30, 2022, primarily due to an increase in cost of research and development. Including the impact of interest and similar income, interest and similar expense and taxes on income, loss for the period increased from €42.5 million in the nine months ended September 30, 2021 to €104.5 million in the nine months ended September 30, 2022.

Comparison of the Years ended December 31, 2020 and 2021

Operating loss increased from €54.0 million in 2020 to €59.2 million in 2021, primarily due to an increase in cost of research and development and general and administrative expenses. Including the impact of interest and similar income, of interest and similar expenses and tax on income, loss for the period increased from €56.0 million in 2020 to €64.0 million in 2021.

Comparison of the Years ended December 31, 2019 and 2020

Operating loss increased from a loss of €9.3 million in 2019 to a loss of €54.0 million in 2020 primarily due to an increase in personnel expenses resulting from the implementation of our CSOP, the development of our new prototypes and professional services primarily relating to the preparation and audit of our consolidated financial statements and other professional services relating to the issue of our pre-IPO mandatory convertible bonds and our IPO. Subtracting other interest and similar income and subtracting interest and other expenses and tax on income, loss for the period increased from a loss of €10.0 million in 2019 to a loss of €56.0 million in 2020.

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Liquidity and Capital Resources

As of December 31, 2022, cash and cash equivalents were at €29.4 million compared to €33.4 million as of September 30, 2022 and €132.9 million as of December 31, 2021. Cash and cash equivalents consist primarily of cash in bank accounts.

We currently do not generate any material revenue from our operations. We incur, however, significant expenses related to refinement of our technology and general and administrative functions. Until February 2023, we also incurred significant expenses related to the development of the Sion. In order to cover our expenses, we rely on external financing and expect to continue to rely on external financing. We have been and are actively considering various financing options, including registered offerings of newly issued shares and other equity securities. We have mainly raised capital in the form of equity or debt capital. We have also raised capital through advance payments on reservations for the Sion, some of which we received from customers through PayPal. We were not able to access all of these advance payments received through PayPal within the financial year 2021 due to PayPal’s relevant terms and conditions. Therefore, the PayPal reserve was classified as other current financial assets as of December 31, 2021. In February 2022 the reserve amounting to €5.9 million was released and transferred to the current bank account of Sono Group N.V. Another payment services provider withheld advance payments of less than €1 million. We are actively working on having these advance payments released to us. Customers may cancel their reservations for the Sion on certain dates based on the terms and conditions in effect at the time of their reservation, in which case we will have to refund the advance payment. From December 2022 to February 2023, we ran a special community campaign (“#savesion”). The goal of the campaign was to raise approximately €105 million. The goal was not achieved. Commitments made during the campaign were not collected by us. As the community campaign was not successful, we decided to terminate the Sion passenger car program. In connection with the termination of the Sion passenger car program, we announced a payback plan to reimburse reservation holders in three installments over the next two years. Reservation holders who accept the payment plan will receive a one-time bonus of 5% on the amount of the down payment to be paid with the third installment. As of March 5, 2023, reservations holders representing approximately 73% of the total advance payments received from customers accepted the proposed payment plan and reservations holders representing approximately 2% of the total advance payments have waived repayment. As of March 5, 2023, we had repaid approximately €1.0 million of received repayment requests and had approximately €1.3 million in outstanding repayment requests. We target repayment of the outstanding claims within 14 calendar days of receipt of the individual claims. In connection with the termination of the Sion passenger car program on February 24, 2023, we notified 254 employees about the termination of their employment with us. All employees who are not in the probationary period have a contractual notice period of three months and therefore we will continue to pay their salaries until the end of May 2023 despite the termination of the Sion passenger car program. In 2021, net financing from advance payments from customers was €4.3 million. We have also raised funds through the placement of pre-IPO mandatory convertible bonds in November 2020 as well as through our IPO in November 2021, our follow on offering in May 2022, the committed equity financing entered into in June 2022 and pursuant to the securities purchase agreement entered into with Yorkville in December 2022. Finally, we have received limited grants from government agencies and similar bodies like the EU for participation in specific research and development projects. Our ability to raise external financing has been, and will continue to be, highly dependent on further progress in the development and refinement of our technology and successful communication to potential external investors.

Our forecast cash required to fund investments and operations, excluding future financing plans and counter measures to be taken by management, indicates that we currently do not have sufficient funds to fund our operations as currently planned through the twelve-month period from the date of this document. Our ability to continue as a going concern is largely dependent on our ability to raise additional funds through debt or equity transactions or other means, and ultimately, to significantly scale the monetization of our solar technology. According to our current estimates, we currently expect to need additional funds from investors of at least €25 million until December 31, 2023. We face challenges in raising such an amount of funding in the envisaged timeframe or at all, including due to the challenging capital markets and economic environment, and therefore it is uncertain if sufficient financing can be obtained to continue as a going concern. Risks and uncertainties related to the supply chain, negative cost development, technical challenges, the ongoing corona pandemic - especially in China - and the war in Ukraine may further negatively affect our business, liquidity and financial position going forward.

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Additional financing will be necessary to undertake additional development activities for our solar bus kits, other retrofitting solutions and solar integration, to pay overhead costs and to repay other existing obligations, including down payments received from reservation holders. In our efforts to raise these funds, we actively consider various financing options, including registered offerings and private placements of newly issued shares and other equity securities, debt financing secured by intellectual property as well as subsidies and grants.

See also Note 4.13.1 to the audited consolidated financial statements as of and for the year ended December 31, 2021 included in our most recent annual report on Form 20-F filed with the SEC and Note 3.1 to the interim condensed consolidated financial statements as of and for the nine months ended September 30, 2022 included in Exhibit 99.1 to our Form 6-K filed with the SEC on December 9, 2022.

Consolidated Statements of Cash Flows

The following table shows selected information taken from our consolidated cash flow statements for the years ended December 31, 2021, 2020 and 2019 and for the nine months ended September 30, 2022 and September 30, 2021:

	For the year ended December 31,			For the nine months ended September 30,
	2021	2020	2019	2022	2021
	(in € millions)			(in € millions)
Net cash used in operating activities	(47.1)	(1.2)	(8.8)	(109.4)	(30.8)
Net cash used in investing activities	(1.7)	(0)	(1.1)	(39.9)	(1.3)
Net cash from (used in) financing activities	138.6	44.1	8.8	47.6	0.4
Net (decrease) increase in cash and cash equivalents	89.8	42.9	(1.1)	(101.6)	(31.7)
Cash and cash equivalents at the beginning of the period	43.3	0.4	1.5	132.9	43.3
Cash and cash equivalents at end of the period	132.9	43.3	0.4	33.4	11.6

Net cash used in operating activities

Comparison of the Nine Month Periods ended September 30, 2021 and 2022

Net cash used in operating activities changed from a cash outflow of €30.8 million in the nine months ended September 30, 2021 to a cash outflow of €109.4 million in the nine months ended September 30, 2022. This change was mainly due to an overall increase in cash effective operating costs, especially for development costs of prototypes and other development costs.

Comparison of the Years ended December 31, 2020 and 2021

Net cash used in operating activities changed from a cash outflow of €1.2 million in 2020 to a cash outflow of €47.1 million in 2021. This change was mainly due to an overall increase in operating costs, especially for development costs of prototypes, other development costs, professional services, and lower advance payments received from customers due to the conclusion of crowdfunding campaign in 2020 and an increase in the cash effective loss for the period.

Comparison of the Years ended December 31, 2019 and 2020

Net cash used in operating activities increased from a cash outflow of €8.8 million in 2019 to a cash outflow of €1.2 million in 2020. An increase in our operating loss of €10.0 million in 2019 to €56.0 million in 2020 adjusted for non-cash items (primarily relating to expenses for our CSOP) as well as a cash outflow relating to an increase in other assets was offset by a cash inflow of €26.4 million relating to an increase of reservations with advance payments from our customers.

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Net cash used in investing activities

Comparison of the Nine Month Periods ended September 30, 2021 and 2022

Net cash used in investing activities increased from a cash outflow of €1.3 million in the nine months ended September 30, 2021 to a cash outflow of €39.9 million in the nine months ended September 30, 2022, mainly due to advance payments made for tools that were to be used for the future production of the Sion.

Comparison of the Years ended December 31, 2020 and 2021

Net cash used in investing activities changed from a cash outflow of €0.0 million in 2020 to a cash outflow of €1.7 million in 2021, primarily due to additional purchases of property, plant and equipment.

Comparison of the Years ended December 31, 2019 and 2020

Net cash used in investing activities increased from a cash outflow of €1.1 million in 2019 to a cash outflow of €0.0 million in 2020, primarily due to a decrease of cash outflows relating to purchase of property, plant and equipment.

Net cash from financing activities

Comparison of the Nine Month Periods ended September 30, 2021 and 2022

Net cash from financing activities increased from a cash inflow of €0.4 million in the nine months ended September 30, 2021 to a cash inflow of €47.6 million in the nine months ended September 30, 2022. This increase was mainly the result of the net proceeds from the placement of newly issued shares in our follow-on offering in May 2022.

Comparison of the Years ended December 31, 2020 and 2021

Net cash from financing activities increased from a cash inflow of €44.1 million in 2020, which mainly included proceeds from the issue of shares to private investors and from borrowings in connection with our last funding round before the IPO, to a cash inflow of €138.6 million in 2021, which mainly included proceeds from our IPO.

Comparison of the Years ended December 31, 2019 and 2020

Net cash from financing activities increased from a cash inflow of €8.8 million in 2019 to a cash inflow of €44.1 million in 2020, primarily due to an increase of proceeds from the issue of shares to private investors and from borrowings in connection with our last funding round before the IPO.

Financial Liabilities

The table below summarizes the maturity profile of our financial liabilities based on contractual undiscounted payments as of December 31, 2021:

	Carrying amount	Less than 1 year	1 – 5 years	More than 5 years
	(in € millions)
Trade and other payables	7.6	7.6	—	—
Loans and participation rights	3.7	0.2	3.7	—
Lease liabilities	3.0	0.5	2	1
Total	14.4	8.3	6.1	1

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Trend Information

Other than as disclosed elsewhere in this document, we are not aware of any trends, uncertainties, demands, commitments or events since September 30, 2022 that are reasonably likely to have a material adverse effect on our revenues, income, profitability, liquidity or capital resources, or that would cause the disclosed financial information to be not necessarily indicative of future operating results or financial conditions.

Critical Accounting Estimates

Our consolidated financial statements are prepared in accordance with IFRS, as issued by the IASB. In preparing our consolidated financial statements, we make assumptions, judgments and estimates that can have a significant impact on amounts reported in our consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We regularly re-evaluate our assumptions, judgments and estimates. Our critical accounting estimates and judgments are described in Note 3 to our interim condensed consolidated financial statements included in Exhibit 99.1 to our Form 6-K filed with the SEC on December 9, 2022.

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BUSINESS

Overview

We believe we are a pioneer in the field of solar-powered mobility applications. We envision a world that no longer relies on the burning of fossil fuels. In furtherance of this goal, we develop our proprietary solar technology. We believe that our solar technology is suitable for different uses, such as buses, trucks, camper vans, trains and even boats, and has the potential to accelerate the transition towards sustainable transportation. We have successfully started to market, and are already generating limited revenues from, our proprietary solar technology.

Our disruptive solar technology allows for full solar integration. In the process of developing the Sion, we soon realized that the solar technology that was available at the time was not well-suited for mobility applications. Traditional solar technology relies on glass to cover the solar cells. Glass is, however, heavy, relatively inflexible, expensive and dangerous in crash situations. Our polymer technology solves these issues. It is lightweight, allows for flexible surface integration via our patented injection molding process, is affordable due to fast and lean production, avoids the risk of bodily harm caused by broken glass and has proven to meet our expectations in crash tests. We have also developed other critical components for the use of solar technology in mobility applications. We have, through our maximum power point tracker central unit, or MCU, solved the issue that solar cells will be mounted on different parts of the exterior, which will lead to uneven exposure to sunlight and in turn to losses in solar energy production. Through rapid adaptation and the multi-channel approach of our MCU, relevant parts of the vehicle can be turned on or off for power production – despite quickly changing shading conditions. This ultimately leads to a high-efficiency system for feeding solar energy into the battery.

Our technology allows for the seamless integration of solar cells into the full body of a car and the charging of its battery through the power of the sun. However, solar technology has many other potential applications, and its use cases extend far beyond passenger cars, allowing for grid-independent charging and a reduction of running costs or total costs of ownership in transport-related use cases, such as trucks, buses and recreational vehicles. Fleet operators may use our technology to retrofit existing vehicles, to extend the range of battery electric vehicles, or BEVs, or to comply with emission regulations. The transport and logistics industries in particular are very focused on total cost of ownership. We believe our solar integration can reduce their running costs significantly. Manufacturers may also use our technology for new production vehicles. We have several patents granted or within the filing-process protecting our proprietary technology. The following graphic shows the expected timeline for different segments.

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We are already generating limited revenues from our proprietary solar technology, having shipped prototypes and solar retrofits to customers. We are also building up a customer base by signing non-binding letters of intent and purchase orders. Our available cash and cash equivalents will not be sufficient to secure our funding needs until such point in time when we expect the monetization of our solar technology to reach sufficient scale. According to our current estimates, we expect to need additional funding from investors of at least €25 million until the end of 2023. We continue to actively consider various financing options, including registered offerings and private placements of newly issued shares and other equity securities, debt financing secured by intellectual property as well as subsidies and grants.

For the nine months ended September 30, 2022, we had a loss for the period of €61.0 million, compared to a loss for the period for the nine months ended September 30, 2021 of €24.4 million. For the year ended December 31, 2021, we had a loss for the period of €63.9 million, compared to a loss for the period for the year ended December 31, 2020 of €56.0 million. For the year ended December 31, 2022, we expect a loss for the period of €140.8 million. We have incurred net losses since our inception in March 2016, resulting in an accumulated deficit of €251.6 million as of September 30, 2022 compared to €147.1 million as of December 31, 2021. Development costs are expensed as incurred. As the recognition criteria for the capitalization of development cost have not been met, all development expenses were recognized in profit or loss as incurred in 2020 and 2021, and the nine months ended September 30, 2022. We believe that we will continue to incur losses and depend on external financing for the foreseeable future at least until the time when we significantly scale our operations, including the monetization of our solar technology.

Our Market Opportunity

We believe that more needs to be done to slow global warming and that new technologies are needed to reduce CO2 emissions.

For the solar application market, we believe solar integration will be the logical next step for pure electric vehicles. Solar production prices declined relatively consistently over the last ten years, with some marginal increases since the beginning of 2020 resulting partly from supply chain issues in connection with the global COVID-19 pandemic. The current solar production price as well as the increase in efficiency of solar cells enable solar integration to have a meaningful impact on ranges and autonomy of electric vehicles. Additionally, the steep increase in electric vehicle sales and the relatively slower increase in charging stations will create a bottleneck for the adoption of electric vehicles on a larger scale. We believe that even within the next few years, people living in apartments without private access to charging stations will be reluctant to buy electric vehicles due to uncertainty whether they will be able to find relevant charging options. This will put even more focus on electric vehicles with solar integration.

In addition to using our technology in BEVs, we also believe that our solar technology is a solution to make combustion engine vehicles more climate friendly. By integrating our solar technology, fleet operators can reduce energy consumption in a variety of vehicles including, among others, buses, trailers and trucks, and thereby significantly reduce the total cost of ownership. Sustainability goals lead to regulations requiring vehicle manufacturers to meet increasingly challenging regulatory targets. More and more municipalities have announced that they intend to set stringent emission targets for vehicles wanting to enter their area. More and more battery electric vehicles may result in grid overload and destabilization. In parallel, we expect demand for sustainable energy to increase.

We estimate that more than half of the vehicles expected to be sold in 2030 will be suitable for solar retrofitting, including about a third that will be suitable for solar integration. We believe that this share will rise and that more than two thirds of the vehicles expected to be sold in 2040 will be suitable for solar integration.

Other users, such as building owners, already see the power of solar integration to reduce energy consumption and, accordingly, total cost of ownership. As more means of transport, including ships, trucks, vans and buses, switch over the coming years to electric engines, the benefit of solar integration will, we believe, become increasingly clear and important to market participants.

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Our Strengths

We believe the following combination of strengths, capabilities and features of our business model will distinguish us from our competitors and position us to successfully tap into the market for sun-powered mobility solutions.

Proprietary technology aimed at harnessing solar energy: Finding solutions that allow for the efficient use of solar power in mobility applications requires departing from traditional solutions and approaches. Solar cells are typically inflexible and developed for flat surfaces that have the same exposure to sunlight, such as rooftops. Through a multi-year development and testing process, our solar experts and automotive engineers developed an injection molding technology, which is, or is expected to be covered by our various patents. This technology embeds solar cells in polymer instead of glass, making the modules more flexible, lighter, less expensive, and more efficient than any other solar solution available today. As a result, our solar modules can be seamlessly integrated into all major surface areas of a vehicle to optimize sunlight capture. Solar-power will allow vehicles to operate with less dependency on battery charging infrastructures and a reduced number of loading cycles compared to ordinary BEVs. Our solar modules also allow vehicle manufacturers to replace the traditional metal sheet exterior and eliminate the need for costly paint jobs. The layer of polymer on top of our solar cells provides protection against impact and damage, such as scratches. Patents and know-how will protect our solar technology, making it difficult for potential competitors to provide similar solutions without licensing our technology.

Benefit from position as early mover: According to Statista, the global automotive manufacturing market was worth about $2.86 trillion in 2021, of which a significant part, we believe, represents our addressable market:vehicles suitable for solar integration. Based on studies and reports published by Statista, BNEF, IEA 2022, OICA, EV-Volumes.com, the number of vehicles suitable for solar integration is expected to grow at a much higher rate than the global automotive manufacturing market until 2040. Based on the experience we have gained from developing and testing our Sion prototypes, we believe that we are well positioned to offer a one-stop-shop solution. We can take care of everything to realize solar integration in vehicles, from product development to the provision of services. Service partners will be trained by us. We intend to deliver customized solutions, such as large body panels, solar sandwich panels, 3D shaped panels and semi-translucent solar windows, that meet the requirements and needs of potential customers in relation to different types of vehicles. Our on-board charger together with our high efficiency solar modules result in a highly efficient system, delivering outstanding power per square foot ratios. In July 2022, we unveiled our Solar Bus Kit, a scalable business-to-business retrofit solution that reduces fuel consumption and inner-city greenhouse gas emissions, thereby contributing to climate protection. The Solar Bus Kit is a versatile and straightforward solution, optimized for the most common 12-meter public transport bus types on the European market, including Mercedes-Benz Citaro and MAN Lion City. We plan to offer a complete and efficient retrofit solution for bus fleet operators who have a compelling need to reduce diesel consumption and CO2 emissions to meet their sustainability goals. In order to provide services related to the Solar Bus Kit, a letter of intent has been signed with our designated partner ÖPNV-Service GmbH.

Founder-led management team that includes industry experts with a clear growth mission: We are led by our founders, which gives us an outstanding combination of stability and a strong entrepreneurial corporate culture. Our founders are our major shareholders who drive our focus on long-term success and increasing shareholder value. We have also recruited experienced engineers from internationally renowned companies who possess strong skills in electrical engineering, solar engineering, automotive engineering and software development. Our experienced Chief Financial Officer and Chief Technology Officer complement our high-impact senior team due to their significant expertise in automotive manufacturing, solar technology and high-growth industries.

Our Growth Strategy

Our growth strategy focuses on the monetization of our solar technology.

Monetizing our technological innovations: We see significant potential in our solar technology for a broad range of applications due to its physical flexibility compared to traditional glass solar panels, which enables tailor-made solutions for our clients. We believe that our technology has the potential to disrupt existing markets. We have the knowledge and products to cover the entire value chain for solar integration. We have already received purchase orders or entered into several non-binding letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and passenger car manufacturers that may use our technology in their own products. We may also produce and sell certain selected solar components, such as power electronics, license our patents to third parties or seek to generate service revenue from providing engineering services to third parties. They may use our technology to retrofit existing vehicles, to extend the range of BEVs, to equip new production vehicles or to comply with emission regulations.

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Continuing to invest in technological innovation and intelligent mobility: We have achieved significant technological and design improvements around the integration of solar modules in vehicles while simultaneously reducing manufacturing costs. We intend to continue to invest in technological innovation to further advance our technologies and innovations, as well as the safety, reliability and functionality of our technology. We plan to invest in the improvement of existing, and the development of new, technologies. For example, we intend to develop artificial intelligence-based range prediction capabilities, taking into account expected solar yields. We intend to dedicate significant funding to the engineering, design and development, as well as the tooling, of our solar technology.

Operations

Our Technology

We consider our technological achievements to be at the core of our business activities and key to our future success. We have developed several innovative technologies for use in the mobility area. We have been approached by a number of companies, such as manufacturers of trucks, commercial vehicle equipment and public transport operators to provide them with access to our technology. We believe these technologies will offer users a unique experience and increased practicability of their vehicles.

Polymer Solar Modules - Vehicle Integrated Solutions

Our solar technology is polymer based. It allows for flexible surface integration. Our modules, which will be produced by contract manufacturers in Europe based on our intellectual property rights, are lighter than regular glass solar panels. We use monocrystalline silicon cells for the solar modules that allow for seamless integration into the entire body of vehicles. Our polymer solar modules can be used to replace the traditional metal sheet exterior and need for costly paint jobs, as the exterior of a car may be covered with polymer solar body modules. Our solar modules make complex geometries and forms feasible, significantly broadening the scope of the technology’s possible applications compared to traditional glass solar panels. Our solar modules will be manufactured based on our patented injection molding processes. This approach makes our solar elements more robust than traditional solar cells, which are laminated into glass. We believe that our approach also allows for time-efficient production cycles, increasing the manufacturing speed of vehicles. In addition, the layer of polymer provides the solar cells underneath with protection against impact and damage such as scratches. Our solar technology also includes a maximum power tracker, a control unit that seeks to predict the energy yield from solar cells mounted in different angles to the sunlight. We have also developed proprietary hardware for critical components, such as an on-board charger that feeds the energy created by the solar cells into the on-board batteries of the relevant vehicle. Our proprietary software provides live energy data and optimization of energy yields and provides the backbone for seamless system integration of our solar technology. Based on tests performed and data collected and depending on driving patterns, energy efficiency assumptions, location and weather conditions, we believe that solar technology may allow commuters to get up to four times more range with one charge from the grid. The following graphic visualizes potential current or future applications of our patented technology.

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For buses, our solar integration provides power, which can be used to run auxiliary systems, thereby helping bus operators to reduce CO2 emissions and total cost of ownership. For refrigerated vehicles, our solar technology allows for longer operating hours and reduces the risk that cooled goods go to waste. In addition, we offer customers the option to benefit from our solar know-how and our project management skills as well as access to our MCU. For recreational vehicles, our technology can be used to generate power for auxiliary systems, increasing independence from traditional charging infrastructure. In addition to knowledge sharing and project management services, customers may benefit from our MCU and infotainment system. Vehicle manufacturers may leverage our solar technology to increase the range and grid independence of their vehicles, reduce total cost of ownership and provide their customers with a more convenient product. We mainly intend to license our technology to vehicle manufacturers.

Solar technology offers a broad variety of use cases and we have already received purchase orders or entered into several letters of intent for partnerships, including with manufacturers of trailers, autonomous electric shuttles, trains, trucks, buses and boats, all of whom may enter into agreements with us to use solar technology in their own products. We believe that there are many relevant use cases for solar technology.

We believe our solar technology is among the lightest, most efficient and most affordable solar technology currently available for consumer usage. According to our own data, it is the lightest in terms of kilograms per square meter; it is the most efficient in terms of watts generated per square meter; and it is the most affordable in terms of production cost in euro per watt.

We intend to work towards entering into co-development projects with established car manufacturers, with a view to having our solar technology used in series production cars of established car manufacturers in the medium to long term.

Traditional Solar Modules - Vehicle Applied Modules

In addition to our vehicle integrated modules, we also offer vehicle applied modules. This approach aims at using solar technology for vehicles after they have been fully built. These solutions are relevant for customers that want existing vehicles equipped either in a prototype solar module or low to medium volume production.

This approach uses different types of semi-flexible solar modules, which are either glued or clamped onto the vehicle. The relevant solution is developed based on the needs of the specific customer, taking into account the expected lifetime of the vehicle, weights and costs specifications, installation times and synergies between solutions for different vehicle types. In 2022, we equipped several prototypes for customers such as VBR Verkehrsbetriebe und Servicegesellschaft mbH, Scania CV AB, Koegel Trailer GmbH and Jean CHEREAU S.A.S. Also during 2022, we improved our technologies significantly and gained experience in various commercial vehicle applications, including trailers, diesel buses, electric buses as well as electric vans. We equipped all of those vehicle types on a prototype stage with various customers. Continuous technical and cost improvements are being worked on with our technology and operations departments.

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Maximum Power Point Tracker

The integration of solar modules into energy systems for transport-related use cases requires power electronics that fit the vehicle powertrain or auxiliary systems. Our MCU is the central piece of our power electronics. Our MCU is a multichannel, dynamic system that is both conversion and tracking efficient. Our power electronics optimize the power output by intelligent algorithms and the energy earnings for solar modules mounted on, or integrated into, moving objects by a multichannel approach that considers quickly changing sun radiation conditions and differently oriented solar modules. Our MCU and algorithms allow for fast adaptation to changing sun conditions, resulting in high energy yields. Our multi-channel architecture allows for individual tracking of differently oriented solar panels. We plan to have our technology certified according to automotive standards and are working on enabling our MCU to communicate with controlled area networks. We aim to optimize our power electronics to provide for a power range of above 1 kilowatts peak (“kWp”), with a target up to 2.5 kWp, whereas other power electronics typically provide for a power range of less than 1 kWp. Our MCU contains a controller area network that enables the battery systems to perform complex tasks efficiently and allows active communication between the battery systems and other devices throughout the vehicle. In addition, multiple MCUs can be connected to work with systems with higher power, such as eBuses and Trailers.

We are currently developing two systems that are in different stages of maturity:

●	High Voltage System: The high voltage system was used in our Sion prototypes. While the Sion used about 400V, the high voltage system has been developed to work with voltages between 400V and 800V. The system can be used for electric vehicles other than the Sion with minor or medium changes. Use cases include buses, vans, trucks and passenger vehicles.

●	Low Voltage System: Based on the Sion system, current development projects relate to adding low voltage capabilities, flexibility on the input voltage to allow for a combination with a broader range of solar modules and higher power output. The low voltage system will be relevant for diesel buses, smaller reefer vans and the camper industry.

Customers Arrangements

As of September 30, 2022, we had 12 non-binding letters of interest and 10 purchase orders for our innovative solar solution. As of February 15, 2023, we had 12 non-binding letters of intent and 16 purchase orders / contracts signed and/or products delivered.

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Source: Company Information.

(1)	9 non-binding LOIs and 3 purchase orders (with 2 customers we had both an LOI and a purchase order).
(2)	12 non-binding LOIs and 16 purchase orders / contracts signed and/or products delivered (with 5 customers we had both an LOI and a purchase order).
(3)	As of February 15, 2023.

In 2022, we signed purchase orders or contracts with Rhenus Group, Koegel Trailer GmbH, VBR Verkehrsbetriebe und Servicegesellschaft mbH, Wingliner GmbH, Scania CV AB, GORICA Industries L.L.C., The Reefer Group/Jean CHEREAU S.A.S, pepper motion GmbH, ALTRA S.p.A., Mitsubishi Heavy Industries Thermal Transport Europe GmbH, Stadtwerke Muenchen GmbH and Wallaby Boats GmbH.

●	Together with Rhenus Group, one of the world’s leading logistics service providers, we are exploring the use of our smart solar technology in last-mile logistics. The aim of this collaboration is to collect extensive solar data in real-life operations on the road in order to further optimize the potential of our patented solar technology for use on electric vans.

●	The Reefer Group is a global leader in refrigerated bodies. As part of our collaboration with The Reefer Group, we intend to build a first trailer vehicle with the Reefer Group’s French subsidiary Jean CHEREAU S.A.S. for extensive testing to further evaluate the technical and economic feasibility of integrating a customized solar solution for a high volume series vehicle.

●	Koegel Trailer GmbH was founded in 1934 and is one of the largest European manufacturers of commercial vehicles, including trailers and semi-trailers today. We are in the final stages of delivering a retrofitted refrigerated body trailer to Koegel Trailer GmbH.

●	VBR Verkehrsbetriebe und Servicegesellschaft mbH is one of the largest fleet bus operators in Bavaria, Germany. We installed our proprietary solar technology on two prototype buses to be used for finalizing and refining our product. The buses are part of the Munich Transport and Tariff Association bus fleet and currently drive through Munich on their daily routes.

●	Wingliner GmbH offers automatic and customizable truck body kits. With Wingliner GmbH we built a prototype trailer with foldable hydraulic side walls, which was presented at a trade fair in September 2022. We intend to transform this prototype into a functioning vehicle in the future. In addition, in the summer of 2022, we delivered a customized solar solution for a reefer trailer for Mitsubishi Heavy Industries Thermal Transport Europe GmbH.

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In partnership with the Munich Transport Company, MVG (Münchner Verkehrsgesellschaft) we launched our proprietary solar technology for public transport for the first time. The novel solar bus trailer has been in operation in the Munich metropolitan area since April 2022, testing the energy yields as well as the potential of the technology in daily operation.

In July 2022, we unveiled our novel “Solar Bus Kit”, a scalable business-to-business retrofit solution that reduces energy consumption and inner-city greenhouse gas emissions, thereby contributing to climate protection. The Solar Bus Kit is a versatile and straightforward solution, optimized for the most common 12-meter public transport bus types on the European market, including Mercedes-Benz Citaro and MAN Lion City. Sono Motors plans to offer a complete and efficient retrofit solution for bus fleet operators who have a compelling need to reduce diesel consumption and CO2 emissions to meet their sustainability goals.

The Solar Bus Kit allows subsystems like the heating, ventilation and air conditioning to be partially powered by renewable energy thereby saving fuel, CO2, and costs. The Solar Bus Kit can save up to 1,500 liters of diesel and up to 4 tonnes of CO2 per bus per year from the approximately 1.4 kW peak installation with a total size of about 8 square-meters of solar panels. Bus fleet operators are expected to see a potential payback time of approximately 3 to 4 years, depending on days in operation and fuel prices. We intend to cooperate with ÖPNV-Service Hagen (“ÖPNV-Service”) with respect to installation of the kit and after-sales and logistics services.

On September 7, 2022, we announced that we started a project with Scania, a subsidiary of Volkswagen, and LLT, a Swedish public transport authority, to test the Solar Bus Kit in real-life conditions in the northern hemisphere. The objective of the project is to optimize the efficiency of the solar technology for buses in northern climates.

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Research & Development

We believe that it is and will be crucial for our success to keep up with advances and changes in electric vehicle technology. Our research and development activities have historically focused on the finalization of the development of the Sion. Following our decision to terminate the development of the Sion and to focus on our solar technology business instead, we have significantly reduced the personnel in our research and development department.

Our research and development (“R&D”) strategy focuses on developing our key technologies and innovations in-house where we benefit from the expertise of our highly qualified R&D team. This allows us to ensure that the key technologies and innovations reflect our core values and vision of sustainable and affordable electric mobility. We cooperate, or intend to cooperate, with renowned research institutions to combine our expertise in selected areas. For example, we established a joint project with the Fraunhofer Institute for Solar Energy Systems for a collaborative study that covers the testing of our patented solar technology up to its readiness for commercial production and its certification. We are also working with the renowned institutions TÜV, the German technical inspection association, and DEKRA, an association active in the testing, inspection and certification sector.

In January 2023, we secured €1.46 million in funding from the European Climate, Infrastructure and Environment Executive Agency to advance the development of our proprietary solar technology.

Manufacturing Concept

The Solar Bus Kit production follows our lean approach with regards to financial capital. The semi-flexible solar modules will be supplied by selected suppliers that are closely involved in the development of the product to meet our specific needs. This was done to optimize both costs and performance. The Low Voltage MCU will go into production with an external production manufacturer. The development and rights are fully owned by us.

Marketing

We focus on providing multiple online and offline touchpoints with our customers. We want to maintain our thought leadership in the space of solar mobility. Through publishing whitepapers, blog posts, and case studies, we want to educate our target groups of politicians, fleet operators and OEMs.

In addition, we will focus on public relations announcements concerning new customers, new patents granted and new funding secured. In the online marketing area, we will target business customers with industry specific videos on social media platforms.

To enlarge our reach, we plan to partner with other industry players to expand the reach and create new business opportunities. In addition, attending industry events showed success in 2022. Meeting with potential customers, showcases our solutions, and positions us to stay up-to-date with the latest trends and developments in the market.

Sales

We intend to focus on three key industries in 2023: buses, electric passenger vehicles and recreational vehicles. For electric buses, passenger vehicles and recreational vehicles, we aim to deliver various prototype projects in 2023. We believe that this focus will position us to finalize development and enter into first series contracts from 2024 onwards.

We intend to sell our Solar Bus Kit directly to fleet operators and OEMs. The main focus will be Europe. In addition, we plan to set up a partnership program to scale up our solution more quickly. We intend to enable key, long-term partners to sell, install and service the Solar Bus Kit in specific regions - helping to reduce CO2 consumption on a larger scale and positioning us to grow our business more quickly.

The following graphic provides an overview of potential products and expected pricing.

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We currently expect gross margins for all products to be in the range of approximately 15-30%, with the exception of licensing, where margins are envisioned to be much higher.

Information Technology

We use a number of standard software programs for our business operations. In addition, we deploy our own proprietary software and applications. To help secure data that we handle and protect against outages, we have implemented a number of protective measures, including duplicate systems, firewalls, antivirus software, patches, data encryption, log monitors, routine backups, system audits, data partitioning, routine password modifications and disaster recovery procedures.

Competition

While there is a large number of providers of solar technology solutions for all kinds of stationary applications, the competitive landscape for vehicle solar solutions is less competitive. Based on a survey conducted by our business intelligence team, we have identified a few competitors particularly relevant to us, including a2-solar Advanced and Automotive Solar Systems GmbH, eNow, Inc., KRSolar B.V. doing business as wattlab, Im Efficiency B.V., Green Energy Solutions and TRAILAR.

We believe that the following factors differentiate us from these competitors:

●	our team includes both solar and automotive experts;

●	many of these competitors rely on self-installation while we offer installation services;

●	we rely on cell technology that provides high energy density at a reasonable cost;

●	we have developed a maximum power point tracker solution; and

●	we offer both vehicle applied solar modules and vehicle integrated solar modules.

Intellectual Property

Our intellectual property, including patents, trademarks and copyright, is important to our business. We hold several patents in different jurisdictions relating to our solar module technology, ventilation system and energy management system for vehicles, have filed several patent applications, including relating to our solar technology, and expect to file several additional patent applications in 2023. We have registered trademarks in the EU or other relevant jurisdictions for “Sono Motors” and “Sion.” Our intellectual property portfolio includes domain names for websites that we use in our business.

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We control access to, use and distribution of our intellectual property through confidentiality procedures, non-disclosure agreements with third parties and our employment and contractor agreements. Under the German Employee Invention Act (Arbeitnehmererfindungsgesetz) we generally have a claim on work-related inventions by our employees. We rely on contractual provisions with our business partners to protect our intellectual property and proprietary technology, brand and creative assets. We seek to maintain and protect our intellectual property portfolio, including by pursuing any infringements by third parties.

The following graphic provides an overview of our granted patents and filed patent applications as of February 15, 2023.

(1)	In total (patents relating to the same technology, but filed in different jurisdictions, are counted separately), 4 patents granted, 48 patent applications/utility model applications filed as of February 15, 2023. 3 applications were filed in 2023 (through February 26, 2023).
(2)	PV = photovoltaic.

As of February 23, 2023, we are in the process of preparing approximately 10 additional invention disclosures.

Insurance Coverage

We have taken out a number of group insurance policies that are customary in our industry, such as property and loss of earnings insurance, business liability insurance, including insurance for product liability, transport insurance and environmental liability insurance. We believe that our insurance policies contain market-standard exclusions and deductibles. We regularly review the adequacy of our insurance coverage and consider the scope of our insurance coverage to be customary in our industry.

Employees

By year-end of 2021, a total of 231 people, with over 33 different nationalities, were employed at Sono Motors. We continued to grow our team in 2022, with 350 people employed at Sono Motors as of September 30, 2022. As of January 31, 2023, we employed 409 people.

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Engineering and development for the Sion and our proprietary solar technology account for over 60% of our workforce. In light of our decision to terminate the Sion program, we notified 254 employees about the termination of their employment with us. These terminations are expected to become effective by the end of May 2023. For employees in their probation period, the terminations will become effective earlier. The following table shows the number of employees, by category, as of December 31, 2019, 2020, 2021, September 30, 2022 and January 31, 2023:

	Department
Year	Departments Sion, Solar and Digital	Marketing & Sales	Finance	HR + Organization	Other	Total
December 31, 2019	41	26	4	4	11	86
December 31, 2020	52	21	9	5	20	107
December 31, 2021	157	23	12	9	30	231
September 30, 2022	237	25	11	11	66	350
January 31, 2023	311	25	18	11	43	408

Facilities

Our headquarters are located at Waldmeisterstraße 76, 80935 Munich, Germany. We have leased this property for a fixed term until March 31, 2023 and have the option, after the expiration of the fixed term, to extend such lease for an additional term of one year up to five times. The lease will be consecutively and automatically extended for one more year, unless the lease is terminated by either party with six-month prior written notice.

In addition, we have leased a workshop, which we also refer to as our research and development center, at Waldmeisterstraße 93, 80935 Munich, Germany. We have leased this property for a fixed term until April 30, 2026. We then have the option to extend this fixed term by five years.

We have also leased another office building next to our headquarters at Tagetestraße 2, 80935 Munich, Germany. The lease started on July 1, 2022 and runs for an indefinite period. It can be terminated with a notice period of six months to the end of the month. In connection with our commitment to focus exclusively on our solar business for business customers, we terminated this contract at the end of February, with termination becoming effective following the six-month notice period.

We have also leased a storage building at Waldmeisterstraße 99, 80935 Munich, Germany. The lease started on September 1, 2022 and runs for an indefinite period. In connection with our commitment to focus exclusively on our solar business for business customers, we terminated this contract at the end of February, with termination becoming effective following the six-month notice period.

As of the date of this document, we do not own any real estate property and do not lease any real estate property, except for our headquarters and our research and development center.

Legal Proceedings

From time to time, we may be involved in various claims and legal proceedings relating to claims arising out of our operations.

In February 2022, a former employee filed a claim in court against us. The former employee asserts that the termination of his employment relationship by us was not justified and seeks re-employment. In May 2022, the former employee expanded the claims to recover certain benefits, which he claims to have a value of €14.2 million. In December 2022, the court decided that the termination was not justified and that we have to continue employing this person. The court rejected the claims to recover certain benefits. In February 2023, the employee filed an appeal against this part of the court’s decision.

In the first half of 2021, we decided to change our designated battery supplier. The former supplier has indicated that it believes it is entitled to compensation under its contract with us. In initial discussions, the former supplier proposed an agreement with compensation in the amount of €2 million. In February 2022, the former supplier increased its request to €15 million. In June 2022, the former supplier filed an action for declaratory judgment (Feststellungsklage) with the Regional Court Stuttgart, Germany, in which the former supplier claimed that its damages were at least €23.4 million. We continue to believe this claim to be without merit and will defend ourselves vigorously against this claim.

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